   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON NOVEMBER 18, 1997

                                                     REGISTRATION NO. 333-

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                ---------------

                                   FORM S-3
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

                                ---------------

                            THE METZLER GROUP, INC.
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

         DELAWARE                    8742                    36-4094854
     (STATE OR OTHER          (PRIMARY STANDARD           (I.R.S. EMPLOYER
     JURISDICTION OF              INDUSTRIAL            IDENTIFICATION NO.)
     INCORPORATION OR        CLASSIFICATION CODE
      ORGANIZATION)                NUMBER)

    520 LAKE COOK ROAD, SUITE 500, DEERFIELD, ILLINOIS 60015 (847) 914-9100 (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                                ROBERT P. MAHER
                PRESIDENT, CHIEF EXECUTIVE OFFICER AND CHAIRMAN
                            THE METZLER GROUP, INC.
    520 LAKE COOK ROAD, SUITE 500, DEERFIELD, ILLINOIS 60015 (847) 914-9100 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                                ---------------

                                  Copies to:
       DOUGLAS R. NEWKIRK, ESQ.                 ROBERT F. WALL, ESQ.
        J. TODD ARKEBAUER, ESQ.                   WINSTON & STRAWN
        SACHNOFF & WEAVER, LTD.            35 WEST WACKER DR., SUITE 4200
    30 SOUTH WACKER DR., 29TH FLOOR            CHICAGO, ILLINOIS 60601
        CHICAGO, ILLINOIS 60606               TELEPHONE: (312) 558-5600
       TELEPHONE: (312) 207-1000

                                ---------------

       APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
  As soon as practicable after this Registration Statement becomes effective. If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, check the following box. [_]
  If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [_]
  If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
  If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. [_]
  If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                        CALCULATION OF REGISTRATION FEE
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                                                               PROPOSED                          AMOUNT
                                                 AMOUNT        MAXIMUM         PROPOSED            OF
           TITLE OF EACH CLASS OF                TO BE      OFFERING PRICE MAXIMUM AGGREGATE  REGISTRATION
         SECURITIES TO BE REGISTERED         REGISTERED(1)   PER SHARE(2)  OFFERING PRICE(2)      FEE
----------------------------------------------------------------------------------------------------------
                                               4,715,000
 Common Stock, par value $.001 per share...      shares        $39 7/16      $185,947,813       $56,348
----------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------
(1) Includes 615,000 shares that are subject to an over-allotment option granted to the Underwriters.
(2) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) under the Securities Act of 1933 on the basis of the average high and low sale prices of the Common Stock on the Nasdaq National Market on November 14, 1997.

                                ---------------

  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY SUCH STATE.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
                 SUBJECT TO COMPLETION, DATED NOVEMBER 18, 1997

PROSPECTUS
          , 1997

                                4,100,000 SHARES

                                      LOGO
                                  COMMON STOCK

  Of the 4,100,000 shares of Common Stock offered hereby, 1,000,000 shares are being sold by The Metzler Group, Inc. ("The Metzler Group" or the "Company") and 3,100,000 shares are being sold by the Selling Stockholders. See "Selling Stockholders." The Company will not receive any of the proceeds from the sale of shares by the Selling Stockholders.

  The Common Stock is traded on the Nasdaq National Market under the symbol "METZ." On November 14, 1997, the last reported sale price of the Common Stock was $39 3/16 per share. See "Price Range of Common Stock and Dividend Policy."

                                  -----------

  SEE "RISK FACTORS" BEGINNING ON PAGE 6 FOR INFORMATION THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS.

                                  -----------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
 AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY
  IS A CRIMINAL OFFENSE.

--------------------------------------------------------------------------------
                              PRICE      UNDERWRITING    PROCEEDS   PROCEEDS TO
                              TO THE    DISCOUNTS AND     TO THE    THE SELLING
                              PUBLIC    COMMISSIONS(1)  COMPANY(2)  STOCKHOLDERS
--------------------------------------------------------------------------------
Per Share.................    $             $             $            $
Total(3).................. $             $             $            $
--------------------------------------------------------------------------------

(1) See "Underwriting" for indemnification arrangements with the Underwriters.
(2) Before deducting expenses, estimated at $500,000, which will be paid by the Company.
(3) The Selling Stockholders have granted to the Underwriters a 30-day option to purchase up to 615,000 additional shares of Common Stock at the Price to the Public, less Underwriting Discounts and Commissions, solely to cover over-allotments, if any. If such option is exercised in full, the total Price to the Public, Underwriting Discounts and Commissions, Proceeds to
    the Company and Proceeds to the Selling Stockholders will be $        ,
    $        , $        and $        , respectively. The Company will not
    receive any of the proceeds from the sale of shares of Common Stock by the Selling Stockholders pursuant to the Underwriters' over-allotment, if exercised. See "Selling Stockholders" and "Underwriting."

  The shares of Common Stock are being offered by the several Underwriters when, as and if delivered to and accepted by the Underwriters and subject to various prior conditions, including their right to reject orders in whole or in part. It is expected that delivery of the share certificates will be made in
New York, New York, on or about       , 1997.

DONALDSON, LUFKIN & JENRETTE
      SECURITIES CORPORATION

           LEHMAN BROTHERS

                      BANCAMERICA ROBERTSON STEPHENS

                                WILLIAM BLAIR & COMPANY

  This Prospectus contains certain forward-looking statements that involve substantial risks and uncertainties. When used in this Prospectus, the words "anticipate," "believe," "estimate," and "expect" and similar expressions as they relate to the Company or its management are intended to identify such forward-looking statements. The Company's actual results, performance or achievements could differ materially from the results expressed in, or implied by, these forward-looking statements. Factors that could cause or contribute to such differences include those discussed in "Risk Factors."

                               ----------------

  CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN, OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK. SPECIFICALLY, THE UNDERWRITERS MAY OVER-ALLOT IN CONNECTION WITH THIS OFFERING AND MAY BID FOR AND PURCHASE SHARES OF COMMON STOCK IN THE OPEN MARKET. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

  IN CONNECTION WITH THIS OFFERING, CERTAIN UNDERWRITERS AND SELLING GROUP MEMBERS MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK ON THE NASDAQ NATIONAL MARKET IN ACCORDANCE WITH RULE 103 OF REGULATION M. SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

  The following summary is qualified in its entirety by the more detailed information appearing elsewhere in this Prospectus or incorporated by reference herein. The Company acquired L.E. Burgess Consulting, Inc. ("Burgess") as of January 1997; Resource Management International, Inc. ("RMI") as of July 1997; and Reed Consulting Group, Inc. ("Reed") as of August 1997. For financial reporting purposes, each of these transactions (the "Acquisitions") was accounted for using the pooling of interests method. As used in this Prospectus, except where the context clearly requires otherwise, references made to the "Company" mean the Company and its subsidiaries, including the acquired companies. The Consolidated Financial Statements of the Company included herein include the Company's initial subsidiary, Metzler & Associates, Inc. ("Metzler & Associates"), and give retroactive effect to the acquisitions of RMI and Reed. As a result, the financial position, results of operations and cash flows are presented as if RMI and Reed had been consolidated for all periods presented. As required by generally accepted accounting principles, the Consolidated Financial Statements became the historical financial statements of the Company upon issuance of the financial statements for the quarter ending September 30, 1997. The Consolidated Financial Statements, including the Notes thereto, should be read in conjunction with the historical consolidated financial statements of the Company and RMI incorporated by reference into this Prospectus.

  Unless otherwise indicated, the information contained in this Prospectus assumes that: (i) the Underwriters' over-allotment option is not exercised;
(ii) the proposed amendment to the Company's Amended and Restated Certificate of Incorporation to increase the authorized Common Stock from 15 million shares to 75 million shares is approved and gives retroactive effect to such amendment; and (iii) the proposed amendment to the Company's Long-Term Incentive Plan to increase the number of shares available for grants thereunder from 1.3 million shares to 2.0 million shares is approved and gives retroactive effect to such amendment. See "Underwriting."

                                  THE COMPANY

  The Metzler Group, Inc. is a leading nationwide provider of consulting services to electric, gas and water utilities and other energy and utility-related businesses. The Company offers a wide range of consulting services designed to assist its clients in succeeding in a business environment of changing regulation, increasing competition and evolving technology. The Company's clients include the 50 largest investor-owned electric utilities ("IOUs") and the 20 largest gas distribution companies in the United States.

  During the first nine months of 1997, the Company broadened its service offerings with the addition of economic and regulatory and engineering and technical services; expanded its domestic presence on the east and west coasts; established an international presence in Europe, Asia and Australia; and since its initial public offering in October 1996, has more than tripled its revenues, principally through the Acquisitions. With the addition of these three utility consulting businesses, the Company's service offerings now include: (i) management consulting; (ii) information technology; (iii) economic and regulatory; and (iv) engineering and technical.

  The Metzler Group acts as a holding company that manages four wholly owned subsidiaries: Metzler & Associates, Burgess, RMI and Reed. This organizational structure allows the Company to expand its breadth of service offerings, increase its client base and add highly skilled professionals through acquisitions, and then to integrate these acquisitions into The Metzler Group to achieve operational and cost benefits. Effective January 1, 1997, the Company acquired Chicago-based Burgess, which provides litigation, regulatory policy support and operations management consulting services to electric and natural gas utilities. The Company acquired RMI as of July 31, 1997. RMI, based in Sacramento, California, is a leading provider of consulting services to gas, water and electric utilities, with operations in the western and eastern United States and international marketplace. RMI's operations complement the Company's existing management consulting and information technology services and expand the Company's service offerings to include a broad range of engineering and technical services and economic and regulatory services. The Company acquired Reed as of August 15, 1997. Reed, based in the Boston, Massachusetts area, provides strategic planning, operations management and economic and regulatory services to electric and natural gas utilities. Reed's operations complement the Company's existing services and client base and expand the Company's presence in the northeast United States and internationally. The Company has begun to integrate these acquisitions into its operating model through operations and cost management.

  The changing regulatory and competitive environment in the energy utility industry has forced utility companies to confront an evolving range of strategic options, challenges and opportunities. In order to deal with these challenges and address these opportunities, energy utilities are formulating and implementing new strategies and tactics, including redesigning business processes, re-engineering work forces, acquiring more effective information technology and adopting or restructuring customer service and marketing programs. Electric and other utilities are increasingly turning to experienced outside consulting firms to assist in or lead this process because: (i) the pace of change is eclipsing utilities' internal resources; (ii) many utilities lack the depth and breadth of experience to identify, evaluate and implement the full range of possible options and solutions; (iii) outside specialists often enable energy utilities to develop better solutions in shorter time frames; (iv) purchasing consulting expertise converts fixed labor costs to variable costs and can be more cost-effective; and (v) consultants can often formulate more objective advice, free of internal cultural or political forces. Industry sources estimate that in 1996 the market for consulting services to the utility industry was approximately $3 billion, or 6% of the $50 billion total market for consulting services, and project a growth rate of 15% per year through 2000.

  The Company believes that several competitive factors distinguish it from other participants in the consulting market, including: (i) established energy utility expertise developed over more than fifteen years of providing consulting services to the energy utility industry; (ii) deep-rooted client relationships supporting multiple engagements; and (iii) a wide range of industry-specific services that enables the Company to be a single-source provider of consulting services to energy utilities while maintaining advanced skill sets in each area.

  The Company's growth strategy is to: (i) capitalize on current energy industry dynamics supporting increased reliance on consulting services; (ii) continue to build a complementary spectrum of consulting services through acquisitions; (iii) expand its client base in both domestic and international markets while further penetrating its existing client base; (iv) continue to recruit and retain highly skilled professionals; and (v) consolidate the fragmented utility consulting industry by leveraging its public company status.

  The Company maintains its principal executive offices at 520 Lake Cook Road, Suite 500, Deerfield, Illinois 60015. The Company's telephone number is (847) 914-9100.

                                  THE OFFERING

Common Stock offered by the Compa-
 ny................................   1,000,000 shares
Common Stock offered by the Selling
 Stockholders......................   3,100,000 shares
Common Stock to be outstanding af-
 ter the offering..................  14,289,088 shares(1)
Use of proceeds....................  Expansion of existing operations, including development of new service offerings and
                                     possible acquisitions of related
                                     businesses, and general corporate purposes,
                                     including working capital.
Nasdaq National Market symbol......  METZ

-------------------
(1) Based on 13,289,088 shares outstanding on November 7, 1997. Excludes: (i) options outstanding on the date hereof to purchase 1,412,410 shares of Common Stock at a weighted average exercise price of $24.10 per share; and
    (ii) 587,590 shares of Common Stock reserved for issuance upon exercise of options that may be granted in the future under the Company's Long-Term Incentive Plan. See Note 9 of Notes to Consolidated Financial Statements.

                      SUMMARY CONSOLIDATED FINANCIAL DATA

                                                                                             NINE MONTHS ENDED
                                           YEARS ENDED DECEMBER 31,                            SEPTEMBER 30,
                          --------------------------------------------------------------  ------------------------
                             1992         1993         1994         1995        1996         1996         1997
STATEMENT OF OPERATIONS
 DATA:
 Revenues...............  $35,158,575  $46,175,370  $47,103,998  $55,817,351 $63,553,337  $47,160,440  $59,417,571
 Cost of services.......   20,345,306   31,344,460   32,059,131   37,085,413  42,315,400   30,776,522   35,169,117
                          -----------  -----------  -----------  ----------- -----------  -----------  -----------
 Gross profit...........   14,813,269   14,830,910   15,044,867   18,731,938  21,237,937   16,383,918   24,248,454
 Merger related costs...          --           --           --           --          --           --     1,311,959
 Selling, general and
  administrative
  expenses..............   14,102,138   14,356,299   14,548,285   17,811,846  15,609,906   10,651,889   13,233,069
                          -----------  -----------  -----------  ----------- -----------  -----------  -----------
 Operating income.......      711,131      474,611      496,582      920,092   5,628,031    5,732,029    9,703,426
 Other expense (income),
  net...................     (188,006)      43,122      300,309      240,819      73,278      290,812     (619,811)
                          -----------  -----------  -----------  ----------- -----------  -----------  -----------
 Income before income
  tax expense...........      899,137      431,489      196,273      679,273   5,554,753    5,441,217   10,323,237
 Income tax expense
  (benefit).............      420,311      546,393      262,541      392,908    (180,351)     (71,342)   3,851,879
                          -----------  -----------  -----------  ----------- -----------  -----------  -----------
 Net income (loss)......  $   478,826  $  (114,904) $   (66,268) $   286,365 $ 5,735,104  $ 5,512,559  $ 6,471,358
                          ===========  ===========  ===========  =========== ===========  ===========  ===========
 Net income per share ..                                                                               $       .49
                                                                                                       ===========
 Pro forma net
  income(1).............                                         $ 1,951,541 $ 2,916,241  $ 2,693,696
                                                                 =========== ===========  ===========
 Pro forma net income
  per share(1)..........                                         $       .15 $       .23  $       .22
                                                                 =========== ===========  ===========
                                                                                            AS OF SEPTEMBER 30,
                                                                                                   1997
                                                                                          ------------------------
                                                                                                           AS
                                                                                            ACTUAL     ADJUSTED(2)
BALANCE SHEET DATA:
 Cash and cash equivalents...........................................................     $20,611,754  $57,339,879
 Working capital.....................................................................      30,601,662   67,329,787
 Total assets........................................................................      44,552,378   81,280,503
 Long-term debt, less current portion................................................         369,724      369,724
 Total stockholders' equity..........................................................      30,817,181   67,545,306

-------------------
(1) Pro forma net income for the two years ended December 31, 1995 and 1996 and the nine months ended September 30, 1996 reflect the impact of a Metzler & Associates compensation plan that went into effect on July 1, 1996 and Metzler & Associates' election to be treated as an S corporation effective January 1, 1996. See Note 2 of Notes to Consolidated Financial Statements and Note 2 of the Notes to Unaudited Consolidated Financial Statements for the nine months ended September 30, 1997.
(2) As adjusted to give effect to the sale of 1,000,000 shares of Common Stock by the Company offered hereby at an assumed public offering price of $39 3/16 per share and the receipt of the estimated net proceeds therefrom. See "Use of Proceeds."

                                 RISK FACTORS

  In addition to the other information set forth in this Prospectus, investors should carefully consider the following factors in connection with an investment in the shares of Common Stock offered hereby.

RISKS OF ACQUISITION STRATEGY; RISKS OF COMPLETED ACQUISITIONS

  Since its initial public offering in October 1996, the Company has more than tripled its revenues and expanded its geographic presence and breadth of service offerings, principally through the acquisition of three utility consulting firms. The Company expects to continue this expansion as an element of its growth strategy. However, there can be no assurance that the Company will be able to identify suitable acquisition candidates or that, if identified, the Company will be able to acquire such companies on suitable terms. Moreover, other companies are competing for acquisition candidates, which could result in an increase in the price of acquisition targets and a decrease in the number of attractive companies available for acquisition.

  The Company acquired RMI in July 1997 and Reed in August 1997. The Company has only begun the process of integrating the operations of these two companies, including their accounting and billing functions. There can be no assurance that the anticipated economic, operational and other benefits of any of the completed or future acquisitions will be achieved or that the Company will be able to successfully integrate acquired businesses in a timely manner without substantial costs, delays or other operational or financial problems. The difficulties of such integration may initially be increased by the necessity of integrating personnel with disparate business backgrounds and corporate cultures. In addition, acquisitions may involve the expenditure of significant funds. Failure to effectively integrate the acquired companies may adversely affect the Company's ability to bid successfully on certain engagements and otherwise grow its business. Client dissatisfaction or performance problems at a single acquired company could have an adverse effect on the reputation of the Company as a whole, resulting in increased difficulty in marketing services or acquiring companies in the future. In addition, there can be no assurance that the acquired companies will operate profitably. Acquisitions also involve a number of additional risks, including diversion of management attention, potential loss of key clients or personnel, risks associated with unanticipated problems, liabilities or contingencies and risks of entering markets in which the Company has limited or no direct expertise. The occurrence of some or all of the events described in these risks could have a material adverse effect on the Company's business, operating results and financial condition.

MANAGEMENT OF GROWTH

  The Company is currently experiencing rapid growth that has strained, and could continue to strain, the Company's managerial, administrative, operational and other resources. The Company's ability to manage the growth of its operations will require it to continue to improve its operational, financial and other internal systems and to attract, develop, motivate and retain its employees. The Company's rapid growth has presented and will continue to present numerous operational challenges, such as the assimilation of financial reporting systems and increased pressure on the Company's senior management and will increase the demands on the Company's systems and internal controls. If the Company's management is unable to manage growth or new employees are unable to achieve anticipated performance or utilization levels, the Company's business, operating results and financial condition could be materially and adversely affected.

BENEFITS OF OFFERING TO SELLING STOCKHOLDERS

  The Selling Stockholders, many of whom are officers of the Company or are officers or key employees of the Company's operating subsidiaries, will receive substantial proceeds from this offering and certain other benefits in connection with this offering. After deduction of estimated underwriting discounts and commissions, the aggregate net proceeds to the Selling Stockholders as a result of this offering (at an assumed public offering price of $39 3/16) will be approximately $115.4 million ($138.3 million if the Underwriters' over-allotment option is exercised in full). The Company will pay the offering expenses of the Selling Stockholders, other than underwriting discounts and commissions. See "Use of Proceeds" and "Selling Stockholders."
In addition, this offering will increase the number of shares freely available for trading in the public market. This increased float will in turn provide increased liquidity to the Selling Stockholders for the shares of Common Stock they will continue to own after this offering, a substantial amount of which will be freely salable, subject to certain legal limitations, within a relatively short period following the completion of this offering. See "--Shares Eligible for Future Sale."

ATTRACTION AND RETENTION OF EMPLOYEES

  The Company's business consists of the delivery of professional services and is labor-intensive. The Company's success depends in large part upon its ability to attract, develop, motivate and retain highly skilled consultants and senior consultants possessing business generation skills. Qualified consultants are in great demand and are likely to remain a limited resource for the foreseeable future. There can be no assurance that the Company will be able to attract and retain sufficient numbers of highly skilled consultants in the future. The Company has increased its number of consultants substantially as a result of the Acquisitions and there can be no assurance that the Company will be able to retain a substantial majority of these consultants for the long term. The loss of a significant number of consultants could adversely affect its ability to secure and complete engagements and could have a material adverse effect on the Company's business, operating results and financial condition. See "Business--Human Resources."

CONCENTRATION OF REVENUES IN THE UTILITY INDUSTRY

  The Company currently derives the majority of its revenues from consulting engagements with electric utility companies and all of its revenues from utilities generally. Much of the Company's recent growth in this area has arisen from the business opportunities presented by the trend to deregulate the electric utility industry and introduce increased competition. If the current trend towards government deregulation in the utility industry slows or the industry becomes subject to more government regulation, the demand for consulting work from utilities is likely to decrease. For example, if the United States were to experience a shortage of electricity or a nuclear accident should occur, increased governmental regulation of the electric utility industry would be likely, and the Company's business, operating results and regulatory financial condition could be materially and adversely affected. Moreover, as a result of deregulation, the electric utility industry is in a period of consolidation, which could have the effect of reducing the number of the Company's current or potential clients or create conflicts of interest between its clients. To date, the Company has lost one client from a conflict of interest attributable to this industry consolidation trend. Although this client loss did not have a material effect on the Company's business, additional conflicts may develop, preventing the Company from representing certain clients and potentially causing a material adverse effect on the Company's business, operating results and financial condition. Furthermore, the number of potential clients in the utility industry may decrease. Additionally, current and future economic pressures may limit spending by utilities for the types of services offered by the Company. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

  Because of the nature and scope of many of the Company's projects, the Company derives a significant portion of its revenues from a relatively limited number of clients that operate exclusively in the utility industry. There can be no assurance that these clients will continue to engage the Company for additional significant projects. Clients engage the Company on an assignment-by-assignment basis, and a client can generally terminate an assignment at any time without penalty. The Company's typical engagement cycle causes the Company's clients, absent project carryovers, to change from year to year. The loss of significant clients could have a material adverse effect on the Company's business, operating results and financial condition. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business--Representative Clients."

PROJECT AND SERVICE RISKS

  Many of the Company's engagements involve projects that are critical to the operations of its clients' business and provide benefits that may be difficult to quantify, including advice on critical engineering matters, potential mergers and acquisitions or other financial advisory and restructuring matters. The Company's failure or inability to meet a client's expectations in the performance of its services could have a material adverse effect on the Company's reputation, thereby adversely affecting its business, operating results and financial condition. The Company's services involve risks of professional, fiduciary and other liability, particularly in the areas of engineering services, merger and acquisition consulting and other financial services. If the Company were found to have been negligent or to have breached its obligations or duties to its clients, the Company could be exposed to significant liabilities and its reputation could be adversely affected. Engineering engagements pose special risks because the consulting services provided by the Company include construction project budgeting and supervision and studies of critical project areas such as structural or stress analysis. As a result, the Company is exposed to damage claims if a construction project experiences time or budget overruns, fails to achieve a client's expectations or suffers a catastrophic failure. See "--Certain Litigation Proceedings." In connection with many of its public sector engagements, the Company employs the services of local personnel and consultants who are treated as independent contractors. Negligent or illegal acts or ethical violations by these independent contractors could adversely affect the Company. The Company maintains professional liability insurance to an aggregate maximum of approximately $12 million. As a result of the nature of the business of certain recently acquired companies, a portion of the Company's projects are billed on a fixed-bid basis as opposed to the Company's general method of billing on a time-and-expenses basis. The Company's failure to estimate accurately the resources and related expenses required for these fixed-bid projects or the Company's failure to complete its contractual obligations in a manner consistent with the project plan upon which its fixed-bid contact was based could have a material adverse effect on the Company's business, operating results and financial condition.

RELIANCE ON KEY EXECUTIVES

  The success of the Company is highly dependent upon the efforts, abilities, business generation capabilities and project execution skills of many of its executive officers and senior managers. With one limited exception, the Company does not have an employment agreement with any of these executive officers and senior employees. The loss of the services of any of these key executives for any reason could have a material adverse effect upon the Company's business, operating results and financial condition, including its ability to secure and complete engagements. The Company maintains no key-man life insurance policies on any of its executive officers or senior managers. See "Management."

VARIABILITY OF QUARTERLY OPERATING RESULTS; SEASONALITY

  Variations in the Company's revenues and operating results occur from quarter to quarter as a result of a number of factors, including client engagements commenced and completed during a quarter, the number of business days in a quarter, employee hiring and utilization rates, the announcement and market acceptance of acquisitions, the length of the Company's sales cycle, the ability of clients to terminate engagements without penalty, the size and scope of assignments and general economic conditions. Because a significant portion of the Company's expenses are relatively fixed, a variation in the number of client assignments or the timing of the initiation or the completion of client assignments can cause significant variations in operating results from quarter to quarter and could result in losses to the Company. To the extent that increases in the number of professional personnel are not followed by corresponding increases in revenues, the Company's operating results could be materially and adversely affected. Furthermore, the Company has on occasion experienced a seasonal pattern in its operating results, with a smaller proportion of the Company's revenues and lower operating income occurring in the fourth quarter of the year or a smaller sequential growth rate than in other quarters. The Company believes these results can be attributed to constraints on the annual budgets of utilities, and vacation and holidays taken by both its clients and its consultants. In addition, material settlement payments or judgments against the Company in connection with certain litigation matters could have an adverse effect on the Company's operating results in the quarter in which they occur. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Unaudited Quarterly Results" and "Business--Litigation."

INTERNATIONAL OPERATIONS

  The Company operates offices in a total of six foreign countries and during the nine months ended September 30, 1997 was engaged in projects in approximately 30 foreign countries. The Company expects to continue to expand its international operations and offices. Expansion into new geographic regions requires considerable management and financial resources and may negatively impact the Company's near-term results of operations. The Company's international operations are subject to numerous potential challenges and risks, including war, civil disturbances, varying and evolving political, regulatory and economic conditions in various jurisdictions, such as tariffs and other trade barriers, longer accounts receivable collection cycles, fluctuations in currency and potentially adverse tax consequences. There can be no assurance that such international factors will not have a material adverse effect on the Company's business, operating results and financial condition. See "Business-- Growth Strategy."

LIMITED PROTECTION OF PROPRIETARY SYSTEMS AND PROCEDURES

  The Company's performance is in part dependent upon its internal information and communication systems, databases, tools, and the methods and procedures that it has developed to serve its clients. The Company relies on a combination of nondisclosure and other contractual arrangements and copyright, trademark and trade secret laws to protect its proprietary systems, information and procedures. There can be no assurance that the steps taken by the Company to protect its proprietary rights will be adequate to prevent misappropriation of such rights or that the Company will be able to detect unauthorized use and take appropriate steps to enforce its proprietary rights. The Company believes that its systems and procedures and other proprietary rights do not infringe upon the rights of third parties. There can be no assurance, however, that third parties will not assert infringement claims against the Company in the future or that any such claims will not require the Company to enter into costly litigation or materially adverse settlements to litigation, regardless of the merits of such claims. See "Business--Strengths and Differentiation."

INTENSE COMPETITION

  The market for consulting services to electric and other energy-based utilities is intensely competitive, highly fragmented and subject to rapid change. The market includes a large number of participants from a variety of market segments, including general management or marketing consulting firms, the consulting practices of national accounting firms and local or regional firms specializing in utility services. Many information technology consulting firms also maintain significant practice groups devoted to the utility industry. Many of these companies are national and international in scope and have greater personnel, financial, technical and marketing resources than the Company. There can be no assurance that the Company will compete successfully with its existing competitors or with any new competitors. See "Business-- Competition."

CERTAIN LITIGATION PROCEEDINGS

  The Company is currently defending two lawsuits that were commenced against RMI prior to its acquisition by the Company. The Company has entered into a settlement agreement with respect to the largest of these two lawsuits. However, the settlement agreement is subject to court approval and certain other conditions and there can be no assurance that such approval will be obtained. The second lawsuit is at an early stage, and although the Company believes that it has a meritorious defense to the claims and intends to vigorously defend its position, there can be no assurance that the Company will prevail. Substantial settlements or damage judgments against the Company in either of these matters could have a material adverse effect on the Company's business, operating results and financial condition. See "Business-- Litigation."

INFLUENCE OF PRINCIPAL STOCKHOLDERS

  After completion of this offering, the Company's executive officers and certain other key employees will beneficially own an aggregate of approximately 37.9% of the Company's outstanding shares of Common Stock (33.8% if the Underwriters' over-allotment option is exercised in full). As a result, these stockholders will retain voting power to exercise significant influence over the outcome of matters requiring a stockholder vote, including the election of the members of the Board of Directors, thereby controlling the affairs and management of the Company. Such control could adversely affect the market price of the Common Stock or delay or prevent a change in control of the Company. See "Selling Stockholders."

SIGNIFICANT UNALLOCATED NET PROCEEDS

  None of the estimated net proceeds of this offering have been designated for specific uses. Therefore, the Board of Directors of the Company will have broad discretion with respect to the use of the net proceeds of the Offering. See "Use of Proceeds."

STOCK PRICE VOLATILITY

  The Common Stock was first publicly traded on October 4, 1996 after the Company's initial public offering at $16 per share. Between October 4, 1996 and November 14, 1997, the closing sale price has ranged from a low of $20 per share to a high of $41 1/8 per share. The market price of the Common Stock could continue to fluctuate substantially due to a variety of factors, including quarterly fluctuations in results of operations, adverse circumstances affecting the introduction or market acceptance of new services offered by the Company, announcements of new services by competitors, the Company's loss of key employees, changes in the regulatory environment or market conditions affecting the utility industry, changes in earnings estimates by analysts, changes in accounting principles, sales of Common Stock by existing holders, loss of key personnel, the announcement and market acceptance of proposed acquisitions and other factors. The market price for the Company's Common Stock may also be affected by the Company's ability to meet analysts' expectations, and any failure to meet such expectations, even if minor, could have a material adverse effect on the market price of the Company's Common Stock. In addition, the stock market is subject to extreme price and volume fluctuations. This volatility has had a significant effect on the market prices of securities issued by many companies for reasons unrelated to the operating performance of these companies. In the past, following periods of volatility in the market price of a company's securities, securities class action litigation has often been instituted against such a company. Any such litigation instigated against the Company could result in substantial costs and a diversion of management's attention and resources, which could have a material adverse effect on the Company's business, operating results and financial condition. See "Price Range of Common Stock and Dividend Policy."

SHARES ELIGIBLE FOR FUTURE SALE

  Immediately after completion of this offering, the Company will have 14,289,088 shares of Common Stock outstanding, of which the 4,100,000 shares sold pursuant to this offering and the 4,025,000 shares sold in the Company's initial public offering will generally be freely tradable without restriction or further registration under the Securities Act. Approximately 6,560,625 of the remaining 6,564,088 shares of Common Stock constitute "Restricted Shares" under Rule 144 under the Securities Act ("Rule 144"). Of these Restricted Shares, 3,862,866 will be eligible for sale by the holders thereof subject, however, to the manner of sale, volume, notice information requirements and other restrictions (other than the holding period) of Rule 144, as applicable. The remaining 2,697,759 Restricted Shares will become eligible for sale under Rule 144 at various times between January and September 1998. The Company, together with the Selling Stockholders and executive officers and directors of the Company (holding in the aggregate 6,041,188 shares of Common Stock after completion of this offering), have each agreed that they will not, subject to certain exceptions, register the sale of, sell, offer to sell, contract to sell, grant any option to purchase or otherwise dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock, other than the shares offered hereby, for a period of 90 days after the date of this Prospectus, without the prior written consent of Donaldson, Lufkin & Jenrette Securities Corporation. However, Donaldson, Lufkin & Jenrette Securities Corporation may, in its discretion, waive the foregoing restrictions in whole or in part, with or without a public announcement of such action. The sale of a substantial number of shares of Common Stock, or the perception that such sales could occur, could adversely affect prevailing market prices for the Common Stock. In addition, any such sale or such perception could make it more difficult for the Company to sell equity securities or equity-related securities in the future at a time and price that the Company deems appropriate.

ABSENCE OF DIVIDENDS

  The Company does not anticipate paying cash dividends in the foreseeable future. The Company currently intends to retain all earnings for the development of its business. See "Price Range of Common Stock and Dividend Policy."

CERTAIN ANTITAKEOVER EFFECTS

  The Company's Amended and Restated Certificate of Incorporation and By-Laws and the Delaware General Corporation Law include provisions that may be deemed to have antitakeover effects and may delay, defer or prevent a takeover attempt that stockholders might consider in their best interests. Directors of the Company are divided into three classes and are elected to serve staggered three-year terms. The Board of Directors of the Company is authorized to issue up to 3,000,000 shares of preferred stock and to determine the price, rights, preferences and privileges of such shares, without any further stockholder action. The existence of this "blank-check" preferred stock could render more difficult or discourage an attempt to obtain control of the Company by means of a tender offer, merger, proxy contest or otherwise. In addition, the existence or issuance of "blank-check" preferred stock may have an adverse effect on the market price of the Common Stock.

FORWARD-LOOKING STATEMENTS AND ASSOCIATED RISKS

  Included in this Prospectus are various forward-looking statements, including, among others, the Company's goals and strategies, the expected growth of the utility consulting industry, the pace of change in the utility marketplace, the demand for utility consulting services, the Company's goal to expand service offerings and to pursue acquisitions, the ability to leverage the Company's client base into additional contracts, and the ability to obtain new outsourcing contracts.

  These statements are forward-looking and reflect the Company's current expectations. Such statements are subject to a number of risks and uncertainties, including, but not limited to, changes in the economic and political environments, changes to technology and changes in the energy utility consulting marketplace. In light of the many risks and uncertainties surrounding the Company and the energy utility consulting marketplace, there can be no assurance that the events described in forward-looking statements contained in this Prospectus will transpire.
                                USE OF PROCEEDS

  The net proceeds to the Company from the sale of the 1,000,000 shares of Common Stock offered by the Company (after deducting underwriting discounts and commissions and estimated offering expenses, all of which are payable by the Company) are estimated to be approximately $36.7 million, based upon an assumed public offering price of $39 3/16 per share. The Company anticipates that the net proceeds, including interest thereon, will be used for expansion of existing operations, including development of new service offerings, possible acquisitions of related businesses and general corporate purposes, including working capital. The Company is continually involved in the evaluation of, and discussions with, potential acquisition candidates, but the Company has not reached any agreements with respect to any future acquisitions. The Company currently has no agreements, understandings or commitments regarding any future acquisitions. Pending such uses, the net proceeds will be invested in short-term, interest-bearing investment grade securities.
  The Company will not receive any proceeds from the sale of Common Stock by the Selling Stockholders. See "Selling Stockholders."

                PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

  The Company's Common Stock has been traded on the Nasdaq National Market under the symbol METZ since October 4, 1996. The following table sets forth, for the periods indicated, the range of high and low closing sale prices for the Common Stock as reported on the Nasdaq National Market.

                                                                 HIGH   LOW
      1996
       Fourth Quarter (from October 4, 1996)................... $34 1/2 $ 20
      1997
       First Quarter........................................... $33 5/8 $ 22
       Second Quarter.......................................... $32 3/4 $ 20
       Third Quarter........................................... $41 1/8 $ 31
       Fourth Quarter (through November 14, 1997).............. $41 1/8 $36 7/8

  On November 14, 1997, the last reported sale price of the Common Stock was $39 3/16 per share. The Company had 43 stockholders of record on November 4, 1997.

  The Company has not since its initial public offering paid cash dividends on its Common Stock. The Company currently anticipates that all of its earnings will be retained for development of the Company's business and does not anticipate paying any cash dividends in the foreseeable future.

                     SELECTED CONSOLIDATED FINANCIAL DATA
  The following table sets forth the Company's Selected Consolidated Financial Data, which are derived from the Company's Consolidated Financial Statements. The Consolidated Financial Statements give retroactive effect to the acquisitions of RMI as of July 31, 1997 and Reed as of August 15, 1997, each of which has been accounted for using the pooling-of-interest method. As a result, the financial position, results of operations and cash flows are presented as if the combining companies had been consolidated for all periods presented. The Company acquired Burgess effective January 1, 1997. The stockholder's equity and operations of Burgess were not material in relation to those of the Company. As such, the Company recorded the combination by restating stockholders' equity as of January 1, 1997 without restating prior periods' statements of operations to reflect the pooling-of-interest combination of Burgess. The financial data as of and for the nine month periods ended September 30, 1996 and 1997 are derived from unaudited Consolidated Financial Statements, and include in the opinion of management, all adjustments (consisting only of normal recurring adjustments) necessary to present fairly the data for the periods. These Selected Consolidated Financial Data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements and related Notes thereto contained elsewhere herein.

                                                                                             NINE MONTHS ENDED
                                           YEARS ENDED DECEMBER 31,                            SEPTEMBER 30,
                          --------------------------------------------------------------  ------------------------
                             1992         1993         1994         1995        1996         1996         1997
STATEMENT OF OPERATIONS DATA:
 Revenues...............  $35,158,575  $46,175,370  $47,103,998  $55,817,351 $63,553,337  $47,160,440  $59,417,571
 Cost of services.......   20,345,306   31,344,460   32,059,131   37,085,413  42,315,400   30,776,522   35,169,117
                          -----------  -----------  -----------  ----------- -----------  -----------  -----------
 Gross profit...........   14,813,269   14,830,910   15,044,867   18,731,938  21,237,937   16,383,918   24,248,454
 Merger related costs...          --           --           --           --          --           --     1,311,959
 Selling, general and
  administrative
  expenses..............   14,102,138   14,356,299   14,548,285   17,811,846  15,609,906   10,651,889   13,233,069
                          -----------  -----------  -----------  ----------- -----------  -----------  -----------
 Operating income.......      711,131      474,611      496,582      920,092   5,628,031    5,732,029    9,703,426
 Other expense (income),
  net...................     (188,006)      43,122      300,309      240,819      73,278      290,812     (619,811)
                          -----------  -----------  -----------  ----------- -----------  -----------  -----------
 Income before income
  tax expense...........      899,137      431,489      196,273      679,273   5,554,753    5,441,217   10,323,237
 Income tax expense
  (benefit).............      420,311      546,393      262,541      392,908    (180,351)     (71,342)   3,851,879
                          -----------  -----------  -----------  ----------- -----------  -----------  -----------
 Net income (loss)......  $   478,826  $  (114,904) $   (66,268) $   286,365 $ 5,735,104  $ 5,512,559  $ 6,471,358
                          ===========  ===========  ===========  =========== ===========  ===========  ===========
 Net income per share...                                                                               $       .49
                                                                                                       ===========
 Pro forma net
  income(1).............                                         $ 1,951,541 $ 2,916,241  $ 2,693,696
                                                                 =========== ===========  ===========
 Pro forma net income
  per share(1)..........                                         $       .15 $       .23  $       .22
                                                                 =========== ===========  ===========
                                              AS OF DECEMBER 31,                            AS OF SEPTEMBER 30,
                          --------------------------------------------------------------  ------------------------
                             1992         1993         1994         1995        1996         1996         1997
BALANCE SHEET DATA:
 Cash and cash
  equivalents...........  $   670,201  $   132,107  $   278,428  $   701,206 $33,536,265  $ 1,284,658  $20,611,754
 Working capital........    1,793,785    3,761,717    3,945,584    5,202,147  36,428,859    7,434,565   30,601,662
 Total assets...........   14,345,701   14,856,927   14,962,044   16,838,683  52,269,105   22,434,980   44,552,378
 Long-term debt, less
  current portion.......      621,661      668,273      832,563    1,002,703   1,400,553    1,968,821      369,724
 Total stockholders'
  equity................    3,721,820    3,282,962    3,173,714    3,646,012  35,949,374    6,270,418   30,817,181

---------------------
(1) Pro forma net income for the two years ended December 31, 1995 and 1996 and the nine months ended September 30, 1996 reflect the impact of a Metzler & Associates compensation plan that went into effect on July 1, 1996 and Metzler & Associates' election to be treated as an S corporation effective January 1, 1996. See Note 2 of Notes to Consolidated Financial Statements and Note 2 of Notes to Unaudited Consolidated Financial Statements for the nine months ended September 30, 1997.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

  The following section of the Prospectus, Management's Discussion and Analysis of Financial Condition and Results of Operations, contains certain forward-looking statements that involve substantial risks and uncertainties. When used in this section, the words "anticipate," "believe," "estimate," and "expect" and similar expressions as they relate to the Company or its management are intended to identify such forward-looking statements. The Company's actual results, performance or achievements could differ materially from the results expressed in, or implied by, these forward-looking statements. Factors that could cause or contribute to such differences include those discussed in "Risk Factors."

  As an integral part of the Company's growth strategy, it has recently consummated the Acquisitions of Burgess, RMI and Reed (see "--Acquisitions"). This Management's Discussion and Analysis of Financial Condition and Results of Operations (this "MD&A") relates to the Consolidated Financial Statements included in this Prospectus, which are presented as if Metzler & Associates, RMI and Reed had been consolidated for all periods presented. Consequently, information regarding the Company in this MD&A gives retroactive effect to the Acquisitions.

OVERVIEW

  The Metzler Group, Inc. is a leading nationwide provider of consulting services to electric, gas and water utilities and other energy and utility-related businesses. The Company offers a wide range of consulting services designed to assist its clients in succeeding in a business environment of changing regulation, increasing competition and evolving technology. The Company's service offerings include: (i) management consulting; (ii) information technology; (iii) economic and regulatory; and (iv) engineering and technical.

  The Company derives substantially all of its revenues from fees for professional services, which are billed at standard hourly or daily rates or provided on a fixed-bid basis. Over the last three years, the substantial majority of the Company's revenues has been generated under standard hourly or daily rates billed on a time-and-expenses basis. Clients are typically invoiced on a monthly basis with revenue recognized as the services are provided.

  The Company's most significant expenses are project personnel costs, which consist of consultant salaries and benefits, and travel-related direct project expenses. Project personnel are typically full-time professionals employed by the Company, although the Company supplements its project professional personnel through the use of independent contractors. The Company retains contractors for specific client engagements on a task-specific, per diem basis during the period their expertise or skills are required. The Company believes that retaining contractors on a per-engagement basis provides it with greater flexibility in adjusting professional personnel levels in response to changes in demand for its services.

ACQUISITIONS

  As part of its growth strategy, the Company expects to continue to pursue complementary acquisitions to expand its geographic reach, expand the breadth and depth of its service offerings and enhance the Company's consultant base. In furtherance of this growth strategy, the Company has acquired three additional utility consulting firms during 1997. Each of these three transactions was accounted for as a pooling of interest.

  As of January 1, 1997, the Company acquired Burgess in exchange for 42,181 shares of Common Stock (valued at approximately $0.9 million at the closing). At the closing, Burgess' sole stockholder also entered into a three-year employment agreement with Burgess providing for a base salary, performance bonus and other standard benefits. Burgess, based in the Chicago area, provides litigation, regulatory policy support and operations management consulting services to electric and natural gas utilities. At the time of its acquisition, Burgess had approximately four employees.

  As of July 31, 1997, the Company acquired substantially all of the common stock of RMI in exchange for 2,137,178 shares of Common Stock (valued at approximately $75.3 million at the closing) and acquired the remaining minority interests in exchange for cash. Approximately 18% of the Common Stock issued in this transaction was placed in an escrow to secure the general and specific indemnity obligations of the selling shareholders. RMI, based in Sacramento, California, is a leading provider of consulting services to gas, water and electric utilities, with operations in the western and eastern United States and international marketplace. RMI's operations complement the Company's existing management consulting and information technology services and expand the Company's service offerings to include a broad range of engineering and technical and economic and regulatory services. At the time of its acquisition, RMI had approximately 325 employees.

  As of August 15, 1997, the Company acquired substantially all of the common stock of Reed in exchange for 518,400 shares of Common Stock (valued at approximately $17.6 million at the closing) and acquired the remaining minority interests in exchange for cash. Ten percent of the Common Stock issued in this transaction was placed in an escrow to secure the indemnity obligations of the selling stockholders. Reed, based in the Boston area, provides strategic planning, operations management and economic and regulatory services to electric and natural gas utilities. Reed's operations complement the Company's existing services and client base and expand the Company's presence in the northeast United States and internationally. At the time of its acquisition, Reed had approximately 51 employees.

RESULTS OF OPERATIONS

  The following table sets forth, for the periods indicated, selected statements of operations data as a percentage of revenues:

                                                                  NINE MONTHS
                                                                     ENDED
                                               YEARS ENDED         SEPTEMBER
                                              DECEMBER 31,            30,
                                            --------------------  ------------
                                            1994    1995   1996   1996   1997
   Revenues................................ 100.0%  100.0% 100.0% 100.0% 100.0%
   Cost of services........................  68.1    66.5   66.6   65.3   59.2
                                            -----   -----  -----  -----  -----
   Gross profit............................  31.9    33.5   33.4   34.7   40.8
   Merger related costs....................   --      --     --     --     2.2
   Selling, general and administrative
    expenses...............................  30.9    31.9   24.6   22.6   22.3
                                            -----   -----  -----  -----  -----
   Operating income (loss).................   1.0     1.6    8.8   12.1   16.3
   Other expense (income), net.............   0.6     0.4    0.1    0.6   (1.1)
                                            -----   -----  -----  -----  -----
   Income (loss) before income tax expense
    (benefit)..............................   0.4     1.2    8.7   11.5   17.4
   Income tax expense (benefit)............   0.5     0.7   (0.3)  (0.2)   6.5
                                            -----   -----  -----  -----  -----
   Net income (loss).......................  (0.1)%   0.5%   9.0%  11.7%  10.9%
                                            =====   =====  =====  =====  =====

NINE MONTHS ENDED SEPTEMBER 30, 1997 COMPARED TO SEPTEMBER 30, 1996

  Revenues. Revenues for the first nine months of 1997 increased 26% to $59.4 million from $47.2 million for the first nine months of 1996. These increases were the result of continued strong demand for the Company's management consulting, engineering and technical, and economic and financial services for the electric and energy-related industries. The growth in revenues was due to increases in both the number and average size of client projects.

  Gross Profit. Gross profit consists of revenues less cost of services, which includes consultant salaries, benefits and travel-related direct project expenses. For the first nine months of 1997, gross profit grew 48.0% to $24.2 million from $16.4 million in the comparable 1996 period. Gross profit as a percentage of revenues was

40.8% for the nine months ended September 30, 1997 as compared to 34.7% for the nine months ended September 30, 1996. The improvement in gross profit margins was driven primarily by increased utilization of the Company's professional consultants.

  Merger Related Costs. In the third quarter of 1997, the Company incurred merger related costs of $1.3 million related to acquisitions accounted for as poolings of interests. The merger costs include legal, accounting and other transaction-related fees and expenses. There were no acquisitions or corresponding related costs in the prior-year period.

  Selling, General and Administrative Expenses. Selling, general and administrative expenses include salaries and benefits of management and support personnel, facilities costs, recruiting and training, direct selling, outside professional fees and all other corporate costs. Selling, general and administrative expenses for the nine months ended September 30, 1997 increased approximately 24.2% to $13.2 million from $10.7 million for the comparable period in 1996. The pro forma adjustments for 1996 include an increase in officer compensation of $1.0 million for the first nine months of the year to reflect the impact of a compensation plan adopted July 1, 1996. After giving effect to this pro forma adjustment, selling, general and administrative expenses for the nine months ended September 30, 1997 increased approximately 13.4% to $13.2 million from the pro forma $11.7 million for the first nine months of 1996. This increase is largely attributable to the overall higher business volume in 1997, partially offset by economies and increased efficiency in certain support functions.

  Income Taxes. For the first nine months of 1996, one the Company's subsidiaries was taxed under Subchapter S of the Internal Revenue Code. Under the provisions of Subchapter S, federal income taxes were the responsibility of the stockholders as were certain state income taxes. Accordingly, the statement of operations for the three-month and nine-month periods ended September 30, 1996 did not include a provision for federal or certain state income taxes with respect to such subsidiary. The pro forma adjustments for these periods include additional federal and state taxes that would have been required had the S-corporation election not been in effect.

1996 COMPARED TO 1995

  Revenues. Revenues increased 13.9% to $63.6 million in 1996 from $55.8 million in 1995. This increase was caused by increased demand for management consulting services in the electric utility industry and increased selling and business development efforts. These factors generated increases in both the number of client projects and the average size of client projects.

  Gross Profit. Gross profit increased 13.4% to $21.2 million in 1996 from $18.7 million in 1995. Gross profit as a percentage of revenues was 33.4% in 1996 compared to 33.5% in 1995. The gross profit percentage was largely consistent year to year based on comparable utilization rates in both periods for the Company's full time professional personnel.

  Selling, General and Administrative Expenses. Selling, general and administrative expenses decreased 12.4% to $15.6 million in 1996 from $17.8 million in the prior year. As a percentage of revenues, selling, general and administrative expenses decreased to 24.6% in 1996 from 31.9% in 1995. In connection with the change in the taxable status of one of the Company's subsidiaries from a C corporation to an S corporation commencing January 1, 1996, the Company eliminated all other incentive compensation programs for certain key executives. Effective July 1, 1996, in contemplation of the termination of the S-corporation status in connection with the closing of the Company's initial public offering of common stock, the Company adopted a new executive compensation plan. The pro forma adjustments for 1996 and 1995 reflect the impact of this compensation plan. The pro forma adjustment for 1996 includes an increase in executive compensation of $1.0 million while the pro forma adjustment for 1995 incorporates a decrease in executive compensation of $2.8 million. After giving effect to these pro forma adjustments, selling, general and administrative expenses would represent $16.6 million, or 26.2% of revenues, in 1996 and $15.0 million, or 26.9% of revenues, in 1995. The increase in selling, general and administrative expenses was due primarily to higher business volume, offset in part by increased efficiency in certain administrative functions.

  Income Taxes. Effective January 1, 1996, the stockholders of one of the Company's subsidiaries elected to be taxed under Subchapter S of the Internal Revenue Code. As an S corporation, net income from January 1, 1996 was taxable for federal (and some state) income tax purposes directly to the subsidiaries' stockholders. The S-corporation status was terminated October 4, 1996 upon the completion of the Company's initial public offering of its Common Stock. Accordingly, the consolidated statement of operations for 1996 does not include a provision for federal or certain state income taxes for this subsidiary during the period January 1, 1996 through October 3, 1996.

1995 COMPARED TO 1994

  Revenues. Revenues increased 18.5% to $55.8 million in 1995 from $47.1 million in 1994. The increase in revenues was attributable to an increase in the number of client projects and an increase in the average size of client projects. This growth was driven by strong demand for consulting services within the utility industry and increases in the Company's business development and selling activities.

  Gross Profit. Gross profit increased 24.5% to $18.7 million in 1995 from $15.0 million in 1994. Gross profit as a percentage of revenues increased to 33.5% in 1995 from 31.9% in 1994. The improvement in gross margin is due in large part to higher utilization rates for professional personnel.

  Selling, General and Administrative Expenses. Selling, general and administrative expenses increased 22.4% to $17.8 million in 1995 from $14.5 million in 1994. The pro forma adjustments for 1995 reflect a decrease in compensation of certain executives in the amount of $2.8 million. This adjustment is consistent with the compensation plan adopted July 1, 1996 which normalized 1995 compensation expense. After the adjustment, selling, general and administrative expenses increased 3% to $15.0 million in 1995 from $14.5 million in 1994.

UNAUDITED QUARTERLY RESULTS

  The following tables set forth certain unaudited quarterly operating information for each of the 11 quarters ending September 30, 1997. These data have been prepared on the same basis as the audited financial statements contained elsewhere in this Prospectus and include all normal recurring adjustments necessary for the fair presentation of the information for the periods presented, when read in conjunction with the Company's Consolidated Financial Statements and related Notes thereto. Results for any previous fiscal quarter are not necessarily indicative of results for the full year or for any future quarter.

                                                             QUARTERS ENDED
                  ------------------------------------------------------------------------------------------------------------
                  MAR. 31,  JUN. 30,  SEP. 30,  DEC. 31,  MAR. 31, JUNE 30,  SEPT. 30, DEC. 31,  MAR. 31,  JUNE 30,  SEPT. 30,
                    1995      1995      1995      1995      1996     1996      1996      1996      1997      1997      1997
                                                             (IN THOUSANDS)
Revenues........  $12,695   $13,987   $14,082   $15,054   $15,318  $15,654    $16,189  $16,392   $18,084   $20,194    $21,140
Cost of
 services.......    8,423     9,289     8,936    10,437     9,609   10,344     10,824   11,538    11,154    11,948     12,067
                  -------   -------   -------   -------   -------  -------    -------  -------   -------   -------    -------
Gross profit....    4,272     4,698     5,146     4,617     5,709    5,310      5,365    4,854     6,930     8,246      9,073
Merger related
 costs..........      --        --        --        --        --       --         --       --        --        --       1,312
Selling, general
 and
 administrative
 expenses.......    4,107     4,521     4,559     4,626     3,282    3,485      3,885    4,958     4,256     4,681      4,296
                  -------   -------   -------   -------   -------  -------    -------  -------   -------   -------    -------
Operating income
 (loss).........      165       177       587        (9)    2,427    1,825      1,480     (104)    2,674     3,565      3,465
Other expense
 (income), net..      143       107       (22)       13        46      102        142     (218)     (220)     (209)      (190)
                  -------   -------   -------   -------   -------  -------    -------  -------   -------   -------    -------
Income (loss)
 before income
 tax expense
 (benefit)......       22        70       609       (22)    2,381    1,723      1,338      114     2,894     3,774      3,655
Income tax
 expense
 (benefit)......       53        56       323       (39)      167     (152)       (86)    (109)    1,088     1,437      1,327
                  -------   -------   -------   -------   -------  -------    -------  -------   -------   -------    -------
Net income
 (loss).........  $   (31)  $    14   $   286   $    17   $ 2,214  $ 1,875    $ 1,424  $   223   $ 1,806   $ 2,337    $ 2,328
                  =======   =======   =======   =======   =======  =======    =======  =======   =======   =======    =======
                                                             QUARTERS ENDED
                  ------------------------------------------------------------------------------------------------------------
                  MAR. 31,  JUN. 30,  SEP. 30,  DEC. 31,  MAR. 31, JUNE 30,  SEPT. 30, DEC. 31,  MAR. 31,  JUNE 30,  SEPT. 30,
                    1995      1995      1995      1995      1996     1996      1996      1996      1997      1997      1997
                                                             (IN THOUSANDS)
Total revenues,
 as previously
 reported.......  $ 2,526   $ 3,100   $ 3,692   $ 4,142   $ 5,344  $ 5,513    $ 5,603  $ 5,634   $ 6,258   $ 7,824
Adjustments(1)..   10,169    10,887    10,390    10,912     9,974   10,141     10,586   10,758    11,826    12,370
                  -------   -------   -------   -------   -------  -------    -------  -------   -------   -------
Total revenues..   12,695    13,987    14,082    15,054    15,318   15,654     16,189   16,392    18,084    20,194    $21,140
Gross profit, as
 previously
 reported.......    1,232     1,553     2,047     2,206     2,798    2,844      2,828    2,513     3,054     3,940
Adjustments(1)..    3,040     3,145     3,099     2,411     2,911    2,466      2,537    2,341     3,876     4,306
                  -------   -------   -------   -------   -------  -------    -------  -------   -------   -------
Gross profit....    4,272     4,698     5,146     4,617     5,709    5,310      5,365    4,854     6,930     8,246      9,073
Operating income
 (loss), as
 previously
 reported.......     (754)     (484)      105       521     2,089    2,149      1,612    1,400     1,625     2,562
Adjustments(1)..      919       661       482      (530)      338     (324)      (132)  (1,504)    1,049     1,003
                  -------   -------   -------   -------   -------  -------    -------  -------   -------   -------
Operating income
 (loss).........      165       177       587        (9)    2,427    1,825      1,480     (104)    2,674     3,565      3,465
Net income
 (loss), as
 previously
 reported.......     (534)     (324)       67       318     2,034    2,106      1,547    1,167     1,230     1,801
Adjustments(1)..      503       338       219      (301)      180     (231)      (123)    (944)      576       536
                  -------   -------   -------   -------   -------  -------    -------  -------   -------   -------
Net income
 (loss).........  $   (31)  $    14   $   286   $    17   $ 2,214  $ 1,875    $ 1,424  $   223   $ 1,806   $ 2,337    $ 2,328

---------------------
(1) Adjustments reflect the effect of acquisitions accounted for as poolings of interests of the amounts previously reported in the Company's Registration Statement on Form S-1 (File No. 333-9019) and in the Company's quarterly reports on Form 10-Q. See Note 3 of Notes to the Consolidated Financial Statements for a more detailed discussion of these transactions.

  Revenues and operating results fluctuate from quarter to quarter as a result of a number of factors, such as the significance of client engagements commenced and completed during a quarter, the number of business days in a quarter and employee hiring and utilization rates. The timing of revenues varies from quarter to quarter because of the Company's sales cycle, the ability of clients to terminate engagements without penalty, the size and scope of assignments and general economic conditions. Because a significant percentage of the Company's expenses are relatively fixed, a variation in the number of client assignments or the timing of the initiation or the completion of client assignments can cause significant variations in operating results from quarter to quarter. Furthermore, the Company has on occasion experienced a seasonal pattern in its operating results, with a smaller proportion of the Company's revenues and lower operating income occurring in the fourth quarter of the year or a smaller sequential growth rate than in other quarters.

LIQUIDITY AND CAPITAL RESOURCES

  In July 1997, the Company completed the acquisition of RMI in a transaction accounted for as a pooling of interests. RMI is a leading provider of consulting services to gas, water and electric utilities. In August 1997, the Company completed another acquisition of privately owned Reed in a transaction also accounted for as a pooling of interests. Reed provides strategic planning, operations management and economic and regulatory services to electric and natural gas utilities. In connection with these acquisitions, the Company made cash payments totaling approximately $8.9 million to acquire shares of the combining enterprises held by certain minority stockholders. The Company also made payments of approximately $3.6 million to repay principal and accrued interest on outstanding debt obligations of RMI.

  In January 1997, the Company repaid notes payable to two stockholders in the aggregate amount of $1.0 million. The notes, each with a principal amount of $0.5 million, bore interest at a rate of 10%. The Company repaid notes payable to other officers aggregating $0.8 million under various other pre-existing arrangements at RMI and Reed.

  During the period from January 1, 1996 to October 4, 1996, one of the Company's subsidiaries was taxed as an S-corporation. As an S-corporation, all of the net income from that period will be distributed to its shareholders and included in their personal taxable income. During the first quarter of 1997, the Company distributed $3.0 million of S-corporation earnings. Undistributed S-corporation earnings amounted to $0.5 million as of September 30, 1997.

RECENTLY ISSUED FINANCIAL ACCOUNTING STANDARDS

  Statement of Financial Accounting Standards No. 128, "Earnings per Share," was issued in February 1997. The Company will be required to adopt the new standard for the year and quarter ended December 31, 1997. Early adoption of this standard is not permitted. The primary requirements of this standard are:
(i) replacement of primary earnings per share with basic earnings per share, which eliminates the dilutive effect of options and warrants; (ii) use of an average share price in applying the treasury method to compute dilution for options and warrants for diluted earnings per share; and (iii) disclosure reconciling the numerator and denominator of earnings per share calculations. The Company plans to adopt this statement in fiscal year 1997. The effect of applying this standard is not expected to be significant.

  Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information," was issued in June 1997. The Company will be required to adopt the new standard for the year ending December 31, 1998, although early adoption is permitted. This statement requires use of the "management approach" model for segment reporting. The management approach model is based on the way the Company's management organizes segments within the Company for making operating decisions and assessing performance. Reportable segments are based on products and services, geography, legal structure, management structure, or any other manner in which management disaggregates a company. The Company will adopt this statement in fiscal year 1998. The effect of applying this standard is not expected to be significant.

                                   BUSINESS

  The Metzler Group, Inc. is a leading nationwide provider of consulting services to electric, gas and water utilities and other energy and utility-related businesses. The Company offers a wide range of consulting services designed to assist its clients in succeeding in a business environment of changing regulation, increasing competition and evolving technology. The Company's clients include the 50 largest IOUs and the 20 largest gas distribution companies in the United States.

  During the first nine months of 1997, the Company broadened its service offerings with the addition of economic and regulatory and engineering and technical services; expanded its domestic presence on the east and west coasts; established an international presence in Europe, Asia and Australia; and since its initial public offering in October 1996, has more than tripled its revenues, principally through the Acquisitions. With the addition of these three utility consulting businesses, the Company's service offerings now include: (i) management consulting; (ii) information technology; (iii) economic and regulatory; and (iv) engineering and technical.

  The Metzler Group acts as a holding company that manages four wholly owned subsidiaries: Metzler & Associates, Burgess, RMI and Reed. This organizational structure allows the Company to expand its breadth of service offerings, increase its client base and add highly skilled professionals through acquisitions, and then to integrate these acquisitions into The Metzler Group to achieve operational and cost benefits.

  The Company believes that several competitive factors distinguish it from other participants in the utility consulting market, including: (i) established energy utility expertise developed over more than fifteen years of providing consulting services to the energy utility industry; (ii) deep-rooted client relationships supporting multiple engagements; and (iii) a wide range of industry-specific services that enables the Company to be a single-source provider of consulting services to energy utilities while maintaining advanced skill sets in each area.

  The Company's growth strategy is to: (i) capitalize on current energy industry dynamics supporting increased reliance on consulting services; (ii) continue to build a complementary spectrum of consulting services through acquisitions; (iii) expand its client base in both domestic and international markets while further penetrating its existing client base; (iv) continue to recruit and retain highly skilled professionals; and (v) consolidate the fragmented utility consulting industry by leveraging its public company status.

OVERVIEW

  Background. The energy utility industry is one of the largest industries in the United States, with revenues in excess of $250 billion. The gas distribution industry has undergone deregulation and is now approaching a fully competitive market, giving rise to expanded consulting needs. The electric utility industry is in the early stages of deregulation and therefore provides the greatest opportunities for energy utility consulting as industry participants seek to address the ramifications of deregulation and position themselves in anticipation of these changes. The Company believes that the water industry will undergo deregulation in the mid-term future and will give rise to increased demand for consulting services.

  Like other businesses, energy utilities are increasingly turning to outside consulting firms to assist in or lead the process by which the utility industry addresses fundamental changes. In general, businesses engage consultants because: (i) the pace of change is eclipsing the companies' internal resources; (ii) many enterprises lack the depth and breadth of experience to identify, evaluate and implement the full range of possible options and solutions; (iii) outside specialists often enable their clients to develop better solutions in shorter time frames;

(iv) purchasing consulting expertise converts fixed labor costs to variable costs and can be more cost-effective; and (v) consultants can often formulate more objective advice, free of internal cultural or political forces.

  Utility Consulting Opportunity. The energy utility industry represents a significant market for consulting services. Industry sources estimate that the market for utility consulting in the U.S. was $3.0 billion, or 6% of the $50 billion total market for consulting services in 1996, and that this market will grow at a rate of 15% per year through 2000.

  This demand for consulting services is driven in significant part by the revolutionary change facing the U.S. electric utility industry as it begins to convert from a regulated regional monopoly structure to an increasingly competitive environment. Historically, due to the significant fixed costs inherent in generating and transmitting electricity, electric utilities were viewed as natural local monopolies, operating as integrated entities to generate, transmit and distribute retail electricity within defined geographic retail service areas without competition from other suppliers.

  As a result of recent market, regulatory and legislative factors, competition in the electric utility industry is being encouraged at both the state and federal regulatory levels, but the transformation to a competitive market is proceeding unevenly. Although deregulation of the transportation and telecommunications industries was accomplished relatively rapidly, deregulation of the electric utility industry has been more difficult due to the complex and overlapping regulatory web imposed by over 200 federal and state bodies and the presence of a large number of separate, regulated companies. Accordingly, implementation of the change will likely unfold on a state-by-state basis over the next decade and may well face challenges from utilities and state and local governments.

  Deregulation and the introduction of competition have created a significant need for consulting services that provide solutions to the current problems facing electric utilities as well as other energy-related businesses today. The changing competitive environment has forced the entire utility industry to confront an evolving range of strategic options and challenges, most of which are unfamiliar to companies that have operated under a paradigm of monopolistic assumptions since inception. Emerging strategies and challenges presently identified include the following:

 MANAGEMENT

  . Strategic Planning. A number of energy utilities are abandoning their traditional integrated corporate structure and are organizing into distinct divisions responsible for power generation, transmission, distribution, and billing and customer service in an effort to provide these services more efficiently and effectively. These divisions need to formulate their own strategies, develop their own administrative infrastructure and implement their own marketing campaigns. As energy utilities are faced with increasing competition, many have either consummated or announced mergers and other consolidations. This trend is expected to continue as energy utilities seek to achieve economies of scale, increase geographic coverage, eliminate redundant infrastructure, increase market leverage, reduce their cost of capital and expand their customer base. After a combination is consummated, the new entity often faces the difficult process of combining separate operations and infrastructure to achieve the desired efficiencies.

  . Marketing and Customer Service. In a fully deregulated utility market, end users select their provider, much as they can choose their provider of long-distance and cellular telephone services. Even other major utilities such as telecommunications and cable companies or independent suppliers can compete to provide energy to customers. In response, energy utilities, which have historically enjoyed a captive customer base, are developing marketing and sales skills to attract and retain customers, develop customer awareness and loyalty enhancement programs in order to establish brand identity and provide innovative services.

  . Operations Management. Energy utilities must reduce their costs in order to improve margins and to offer more competitive prices. Many energy utilities are already engaging in significant restructuring efforts, including process redesigns, deploying innovative information systems and technologies and redefining staffing and skill-mix requirements.

 INFORMATION TECHNOLOGY

  . Systems Planning. In general, the energy utility industry has been slow to adopt the latest information technologies. Pressures from deregulation have compelled organizations to improve the quality of products and services, shorten response times, reduce costs and strengthen customer relationships. Increasingly, organizations are addressing these issues by utilizing information technology solutions that facilitate the rapid and flexible collection, analysis and dissemination of information. Rapid technological advances and competitive pressures are forcing energy utilities to replace antiquated systems with new technology and to undertake major, critical systems projects.

 ECONOMIC AND REGULATORY

  . Market Analysis/Economic Services. In order to meet the increased expectations of the competitive marketplace, energy utilities are evaluating new value-added services, such as the ability to monitor and control electrical power usage with computerized metering devices. Energy utilities have access to homes and businesses through their existing connections, and they possess a significant infrastructure and related property easements. In addition, energy utilities have long-standing billing relationships with virtually every home and business in their service area. These factors may permit energy utilities to offer their customers a variety of new services--from security services in the near future, to telecommunications services and direct access video services in the distant future. In addition, many energy utilities are redirecting and redeploying assets through diversification initiatives, primarily within traditional business sectors such as energy services, fuel resources and services, and energy project investments.

  . Regulatory Policy. The advent of utility deregulation has created a rapidly changing and uncertain regulatory landscape. Utilities are increasingly turning to outside consultants for ongoing assessment of regional and national directions, as well as to map new strategies as needed to incorporate regulatory changes.

 ENGINEERING AND TECHNICAL

  . Transmission Distribution Planning. Changes in utilities almost always have an affect on their service delivery profiles. These new strategies require modification to the distribution network, long line transmission grid and the operation of base and peak-load power plants. Integration of these technical services into new business plans is becoming an almost mandatory piece of all new profiles.

STRENGTHS AND DIFFERENTIATION

  The Company offers a wide range of consulting services to electric, gas and water utilities and other energy and utility-related businesses to assist them in succeeding in a business environment of changing regulation, increasing competition and evolving technology. The Company believes that several factors distinguish it from many of the other participants in the utility consulting industry, including the following:

  Established Energy Utility Expertise. For over fifteen years, the Company has focused primarily on providing consulting services to energy utilities. The Company believes that its vertical focus and broad service offerings differentiate it from both general consulting firms that serve multiple industries and "niche" firms with limited skill sets that focus on individual aspects of the energy utility industry. The Company's consultants have significant industry and consulting experience across critical business disciplines, including strategic planning, systems planning, accounting, finance, economics, organizational design, engineering, marketing, sales, customer service, systems analysis, resource acquisition and asset management.

  Deep-Rooted Client Relationships. The Company believes its wide exposure across its broad client base provides opportunities for deepening its client relationships. The Company's clients include the 50 largest IOUs and the 20 largest gas distribution companies in the United States. The Company has developed numerous contacts at various levels within client organizations, ranging from chief executive officers and other senior management to functional managers. The Company's relationships can span multiple functional areas, which often lead to follow-on engagements. Many of the Company's relationships have moved beyond a relatively small initial project to span multiple engagements over a period of as much as eighteen months.

  Wide Range of Industry-Specific Services. Many energy utility consulting engagements require the vendor to provide a broad array of service offerings, something many "niche" players cannot provide. Engagements often require creative solutions that must be drawn from diverse areas of expertise. The Company's expertise in a wide range of services enables the Company to better pursue such opportunities and to offer itself as a single-source provider of services to utilities, including: (i) management consulting; (ii) information technology; (iii) economic and regulatory; and (iv) engineering and technical.

GROWTH STRATEGY

  The Company's goal is to become the preeminent provider of a full range of consulting services necessary for energy utilities to thrive in a dynamic environment. The Company's strategy to achieve this goal includes the following elements:

  Leverage Vertical Focus to Capitalize on Current Industry Dynamics. The Company believes that its vertical focus on the energy utility industry positions it to offer comprehensive services anchored by an in-depth knowledge of the unique market dynamics and regulatory change facing the energy utility industry. By leveraging the Company's vertical focus on this industry, which is currently confronting such challenges as regulatory reform, industry restructuring, increased competition and inadequate information systems, the Company intends to enhance its position as a leading world-wide provider of utility consulting services.

  Continue To Build a Complementary Spectrum of Consulting Services. The Company intends to continue to broaden its range of service offerings to offer a comprehensive set of services necessary to respond to the evolving needs of its clients. To date, the Company has completed three acquisitions. Through these acquisitions, the Company has added significant consulting services in both the gas and water utility industries, added economic and regulatory services, engineering and technical services and expanded its domestic and international presence. This broad range of consulting services allows the Company to leverage its expertise and provide follow-on engagements for many of its clients.

  Leverage Existing Relationships and Expand Client Base in Both Domestic and International Markets. Although the Company has provided consulting services to many of the largest energy utilities in the United States, some of these clients have historically engaged the Company to provide only limited types of services or to provide services to a single division or business unit. The Company believes that the provision of additional services to its existing client base represents a significant growth opportunity that the Company can better pursue by adding consultants and further developing its internal resources. The access, contact and goodwill provided by its existing client relationships afford the Company significant advantages in marketing additional services and solutions on an enterprise-wide basis. The Company intends to target new clients by increasing its domestic and international presence and through the hiring of consultants with established client relationships.

  Continue to Recruit and Retain Highly Skilled Professionals. The Company believes that its continued success and growth require it to expand its base of highly skilled professionals. In order to compete successfully for new business and to obtain additional business from existing clients, the Company continually strives to recruit qualified, experienced personnel possessing the skills currently demanded by the changing dynamics of the energy utility industry. The Company particularly targets senior professionals with skills and client relationships that complement services currently offered by the Company. The Company believes it enhances recruitment and retention of consultants by offering packages of base and incentive compensation and benefits that are significantly more attractive than those offered by the consulting industry in general. The Company also believes that its status as a public company aids in recruiting, retaining and incentivizing current and future employees.

  Consolidate the Fragmented Industry; Leverage Public Company Position. Given the highly fragmented nature of the consulting services marketplace, the Company believes numerous acquisition opportunities exist. The Company believes that acquisitions provide it with a fast, cost-effective method to increase its number of consultants, broaden its client base, expand its geographic presence and enhance and broaden its service offerings. In addition, the Company intends to acquire or develop relationships with firms whose services complement the Company's current offerings, thereby enabling enhanced cross-selling and cross-marketing to the Company's existing clients and those of the acquired firms. The Company may also pursue vertical integration by acquiring businesses that it currently engages on a subcontractor basis to provide specialized technical skills in certain engagements. The Company believes its public company status makes it an attractive consolidation partner and provides the Company with an acquisition currency and the financial flexibility to effectively pursue this element of its growth strategy.

SERVICES

  The Company offers its consulting services in four principal areas: management consulting, information technology, economic and regulatory and engineering and technical services. The table below provides examples of the Company's service offerings in each of these areas:

    CATEGORY
   OF SERVICE
                                     DESCRIPTION OF PROJECTS

 MANAGEMENT           . Develop non-regulated business plans and objectives,
  CONSULTING            including investment and spending objectives.
  --Strategic         . Examine domestic and international energy market
   Planning             sectors and identify opportunities for competitive
  --Marketing and       leverage.
   Customer Service   . Quantify and prioritize operational and business
  --Operations          strategies.
   Management         . Consolidate and integrate options for marketing and
  --Financial           customer services operations.
   Services           . Redesign and implement marketing and customer service
                        functions.
                      . Examine and reorganize client operations.
                      . Develop procurement strategies, policies and
                        procedures.
                      . Restructure and consolidate distribution system
                        networks to optimize service delivery.
                      . Identify and evaluate candidates for merger,
                        consolidation or acquisition.
-------------------------------------------------------------------------------
 INFORMATION          . Develop strategic information systems plans.
  TECHNOLOGY          . Perform total life cycle analysis and implement
  --Systems             activity-based management systems, including process
   Planning             evaluation, activity definition, chart of accounts
  --General             and system design, construction and implementation.
   Business           . Develop information systems, such as activity-based
   Applications         management and marketing information systems.
  --Utility-          . Develop information requirements and package
   Specific             evaluations for executive information systems,
   Applications         materials management systems and work management
  --Network/            systems.
   Communications     . Develop telecommunications systems, including
                        integrated communications planning, communications
                        market analysis, network traffic evaluation and
                        customer operations process design.
-------------------------------------------------------------------------------
 ECONOMIC AND         . Serve as expert witnesses.
  REGULATORY          . Evaluate alternative regulatory and legislative
  --Litigation          positions.
   Support            . Develop regulatory strategy and provide support.
  --Regulatory        . Develop environmental regulatory strategy.
   Policy             . Serve as community and agency liaison.
  --Market            . Develop resource economics.
   Analysis/          . Create demand forecasting.
   Economic           . Develop competitive supply evaluation.
   Services           . Develop power market modeling and pricing.
                      . Develop transmission pricing.
-------------------------------------------------------------------------------
 ENGINEERING AND      . Develop electric transmission and distribution
  TECHNICAL             strategy.
  --Engineering       . Develop water supply and conveyance strategy.
   Services           . Provide supply bidding advice.
  --Project/          . Provide project and construction management.
   Construction       . Provide owner and lender engineering services.
   Management         . Provide infrastructure and facility environmental
  --Environmental       compliance.
   Services           . Develop environmental management systems.
  --Outsourcing

MARKETING AND SALES

  The Company markets its services directly to mid-level to senior executives of utilities from its headquarters near Chicago, Illinois and through each of its subsidiaries. The Company employs a variety of business development and marketing techniques to communicate directly with current and prospective clients, including on-site presentations to senior utility executives, industry seminars featuring presentations by the Company's personnel and authoring of articles and other publications regarding the energy utility industry and the Company's methodologies.

  A significant portion of new business arises from prior client engagements. In addition, the Company expects to leverage the client relationships of firms it acquires by cross-selling its existing services. Clients frequently expand the scope of engagements during delivery to include follow-on complementary activities. Also, the Company's on-site presence affords it the opportunity to become aware of, and to help define, additional project opportunities as they are identified by the client. The strong client relationships arising out of many engagements often facilitate the Company's ability to market additional capabilities to its clients in the future. In addition, the Company's senior management team actively meets with utilities that have not yet engaged the Company and newly appointed senior managers in utilities where the Company has worked in the past to make them aware of the Company's capabilities.

REPRESENTATIVE CLIENTS

  The Company has performed consulting assignments for more than 200 utility industry clients, principally IOUs. The Company's clients include the 50 largest IOUs and the 20 largest gas distribution companies in the United States. The Company's clients also include gas and water companies and other utility ownership structures such as holding companies, electric cooperatives, public power agencies and state regulatory commissions. The Company also serves independent power producers, co-generators and power marketers and suppliers to the utility industry.

  Because of the nature and scope of many of the Company's projects, the Company derives a significant portion of its revenues from a relatively limited number of clients that operate exclusively in the electric utility industry.

  A list of representative clients is set forth below:

                                   ELECTRIC

Allegheny Power System,   FPL Group                  PECO Energy
Inc.                      General Public Utilities   Pinnacle West Capital
American Electric Power   Corp.                      Corp.
Co.                       Houston Industries         Potomac Electric Power
Baltimore Gas & Electric  Incorporated               PP&L Resources
Co.                       Illinova Corp.             PSC of Colorado
Boston Edison             LG&E Energy                 Public Service Enterprise
Carolina Power & Light    Long Island Lighting Co.                  Group, Inc.
Co.                       MidAmerican Energy         Public Service of
Centerior Energy Corp.    Holdings                   Colorado
Central and South West    New England Electric       SCANA Corp.
Corp.                     System                     Southern Company
CINergy Corp.             New York State Electric &  TECO Energy
CMS Energy Corp.          Gas                        Texas Utilities Company
Consolidated Edison Co.   Niagara Mohawk Power Co.   UGI Corp.
of NY                     NIPSCO Industries          Unicom Corp.
DTE Energy Co.            Northeast Utilities        Union Electric Co.
Dominion Resources, Inc.  Northern States Power Co.  Utilicorp United
Duke Power                OGE Energy                 Western Resources
Edison International      Ohio Edison Co.            Wisconsin Energy Corp.
Entergy Corp.             Pacific Gas & Electric Co.
Enova Corp.               PacifiCorp
Florida Progress Corp.

                                      GAS

Atlanta Gas Light Co.     Michigan Consolidated Gas  Public Service Electric &
Brooklyn Union Gas        National Fuel Gas          Gas
Columbia Gas of Ohio      Distribution               Southern California Gas
Consolidated Edison of    NorAm Energy Corp.         Southern Union Gas
NY                        Northern Illinois Gas      (Austin)
Consolidated Gas          Pacific Gas & Electric     Southwest Gas Corp.
Distribution              Peoples Gas Light & Coke   Utilicorp United
Consumers Power           Public Service Co. of      Washington Gas Light Co.
Entex (a unit of NorAm)   Colorado

                                     WATER

Arvin-Edison Water Storage District    Phelps Dodge Morenci
Calleguas Municipal Water District     Semitropic Water Storage District
Central Utah Water Conservancy DistrictTulare Irrigation District
Del Webb Corporation                      U.S. Bureau of Reclamation Indefinite
Metropolitan Water District of                                Services Contract
Southern California                    Yuba County Water Agency

HUMAN RESOURCES

  As of October 1, 1997, the Company's personnel consisted of approximately 475 employees. The Company's success depends in large part on attracting, retaining and motivating talented, creative and experienced professionals at all levels. See "Risk Factors--Attraction and Retention of Employees." In connection with its hiring efforts, the Company employs internal recruiters, retains several executive search firms and relies on personal and business contacts to recruit professionals with significant utility industry or consulting experience. The Company's consultants are drawn from utility and related industries, including engineering, construction and telecommunications, and from accounting and other consulting organizations.

  To assist in further development of its employees, the Company has developed mentor programs. The Company also develops its consultants through a training program, as well as review of precedent from prior Company engagements. The Company promotes loyalty and continuity of its consultants by offering packages of base and incentive compensation and benefits that it believes are significantly more attractive than those offered by the consulting industry in general.

  In addition to the employees discussed above, the Company supplements its consultants on certain engagements with independent contractors, many of whom are former employees of the Company. The Company believes that its practice of retaining independent contractors on a per-engagement basis provides it with greater flexibility in adjusting professional personnel levels in response to changes in demand for its services.

COMPETITION

  The market for consulting services to electric and other energy-based utilities is intensely competitive, highly fragmented and subject to rapid change. The market includes a large number of participants from a variety of market segments, including general management or marketing consulting firms, the consulting practices of national accounting firms, and local or regional firms specializing in utility services. Many information technology consulting firms also maintain significant practice groups devoted to the utility industry. Many of these companies are national and international in scope and have greater personnel, financial, technical and marketing resources than the Company. The Company believes that its experience, reputation, industry focus and broad range of services will enable it to compete effectively in its marketplace. See "Risk Factors--Intense Competition."

FACILITIES

  The Company's headquarters are currently located in 10,000 square feet of leased office space in Deerfield, Illinois. In addition to its headquarters, the Company owns or leases office space as listed below. The Company believes that additional space will be required as its business expands geographically and that it will be able to obtain suitable space as needed.
  The Company maintains principal offices in the following locations:

           UNITED STATES                      INTERNATIONAL

  Austin, TX        New York City, NY        Beijing, PRC
  Philadelphia, PA  Orlando, FL              Copenhagen, Denmark
  Boston, MA        Phoenix, AZ              Jakarta, Indonesia
  Chicago, IL       Portland, OR             Manila, Philippines
  Columbus, OH      Sacramento, CA           Melbourne, Australia
  Los Angeles, CA   Washington, DC           Prague, Czech Republic

LITIGATION

  The Company is currently defending two lawsuits that were commenced against RMI prior to its acquisition by the Company. RMI is one of several co-defendants in an action involving $25 million in aggregate claims against all defendants for damages caused by flooding that resulted from a dam break in Arizona. RMI is a party to the action because it had been engaged to prepare a structural study of the dam several years prior to the accident. In defending the claim, RMI asserted that the cause of the dam break was beyond the scope of its engagement. In November 1997, RMI executed a settlement agreement with all plaintiffs pursuant to which it agreed to pay approximately $800,000. As of the date of this Prospectus, no other defendants in the matter have entered settlement agreements. The settlement agreement is contingent on the governing Arizona court entering an order barring contribution claims by the other defendants.The Company is unable to predict whether or when such an order will be entered. The Company believes that the entire agreed settlement amount and all attorney's fees associated with the defense will be covered by RMI's professional liability insurance, less a $100,000 deductible. In addition, because the lawsuit was identified at the time the Company acquired RMI, RMI's shareholders indemnified the Company against certain losses resulting from the lawsuit. A total of 106,859 of the shares issued in the acquisition have been placed in a specific escrow to be retired at a price of $35.25 in satisfaction of any such indemnification claims. Based on the foregoing, the Company does not believe that adverse developments involving this lawsuit should have a material adverse effect on the Company's financial condition. However, until the settlement is final, amounts are collected from RMI's insurance carrier and the specific purchase escrow is released, no assurance can be given.

  RMI is also a defendant in an action involving $1.05 million in stated claims and other unspecified compensatory damages that arose in connection with a co-generation construction project in Connecticut with respect to which RMI provided consulting services. The complaint also seeks punitive damages. The plaintiff claims that the RMI consultant was hired with broad responsibilities for the design, construction and budgeting of a proposed $1.0 million co-generation project that reached $2.0 million before it was abandoned. The plaintiff has subsequently filed for bankruptcy and the Company believes that the action against RMI is the plaintiff's sole asset. The Company believes that the plaintiff's claims are beyond the scope of RMI's engagement responsibilities and that the Company has meritorious defenses to this claim. However, this action is in the early stages of discovery and the Company is unable to predict the outcome of this matter at this time. RMI's professional liability insurer has asserted that losses resulting from supervision of subcontractors and project budgeting as well as punitive damages claims are generally outside of the scope of coverage of RMI's policies. However, the Company intends to challenge this position. In addition, because this lawsuit was identified at the time the Company acquired RMI, a specific indemnification escrow was established with 56,737 shares to be retired at a price of $34.75 in satisfaction of indemnification claims. However, no assurance can be given that the value of the escrowed shares will be sufficient to cover damages that the Company may ultimately be responsible for in connection with this lawsuit.

                                  MANAGEMENT

  The following is a brief description of the Company's executive officers, directors and certain key employees:

  Robert P. Maher, 47, has served as a director of the Company since April 1991. He has served as Chief Executive Officer and President since January 1996 and as Chairman of the Board since June 1996. From August 1990 to December 1995, Mr. Maher held various positions with the Company, most recently as a Senior Vice President working primarily in the information technology area. From 1988 to August 1990, he was a principal with the consulting practice of Ernst & Young LLP where he organized and directed information technology engagements for the regulated segment of the communications industry practice. From 1983 to 1988, Mr. Maher served as the Corporate Vice President--Chief Information Officer for Newell Companies Inc., a manufacturer of consumer hardgood products distributed through mass merchandizers, where he was involved in the integration of 23 acquired companies.

  Gerald R. Lanz, 49, has served as a director of the Company since January 1996 and as Chief Operating Officer since June 1996. From December 1994 to June 1996, Mr. Lanz held various management positions with the Company, most recently as a Senior Vice President working in the area of strategic and business practices. From July 1989 to June 1994, he was employed by Ameritech Corporation in a series of management positions, most recently as Vice President of Marketing and Business Development for its Small Business Services division.

  James F. Hillman, 40, has served as the Chief Financial Officer and Treasurer since June 1996. From April 1996 to June 1996, Mr. Hillman served as a Principal Associate of the Company. From July 1988 to March 1996, he was employed by Ameritech Corporation, most recently as the Chief Financial Officer of Ameritech Monitoring Services, Inc.

  James T. Ruprecht, 38, has served as a director of the Company since December 1994, as a Senior Vice President of the Company from January 1994 to July 1997, and as President of Metzler & Associates since July 1997. From April 1987 to January 1994, Mr. Ruprecht held various management positions with the Company, working primarily in the areas of business process re-engineering, customer operations and supply chain management. Prior to his employment at the Company, he held various positions with the Northern Illinois Gas Company, most recently as an Area Manager of Operations.

  Peter B. Pond, 53, has served as a director of the Company since November 1996. Mr. Pond has served as the Midwest Head of Investment Banking for Donaldson, Lufkin & Jenrette Securities Corporation since June 1991.

  Mitchell H. Saranow, 52, has served as a director of the Company since November 1996. Mr. Saranow has served as Chairman of The Saranow Group L.L.C., an investment company, since August 1996. He founded Fluid Management, LP, in April 1987 and served as Chairman until January 1997.

  Lee E. Burgess, 48, is the founder of Burgess and has served as its President since its inception in March 1993. From January 1984 to February 1993, Mr. Burgess was a partner in Metzler & Associates.

  Lloyd H. Harvego, 58, is the founder of RMI and has served as its President since its inception in January 1980.

  John J. Reed, 43, is the founder of Reed and has served as its President since its inception in July 1988.

  Barry S. Cain, 55, has accepted employment with the Company as its Vice President--Chief Administrative Officer and is in the process of transitioning to the Company on a full-time basis. Mr. Cain is joining the Company from his position as a member of the law firm of Sachnoff & Weaver, Ltd., where he was co-chairman of the firm's Business Group and a member of its board of directors. Prior to joining the Company, Mr. Cain served as the Company's outside general counsel since its inception.

  Charles A. Demirjian, 32, has accepted employment with the Company as its General Counsel, Vice President and Secretary and is in the process of transitioning to the Company on a full-time basis. Mr. Demirjian is joining the Company from his position as a member of the law firm of Sachnoff & Weaver, Ltd.

  Stephen J. Denari, 44, has served as the Company's Vice President-Corporate Development since July 1997. Prior to joining the Company, Mr. Denari served as a turn-around specialist for a variety of companies, including Harley Davidson, DMBS, Inc., American Capital Enterprises, and First National Entertainment. Mr. Denari has also assisted the Company since 1990 in various specialized projects for the Company's clients.

  The Company has recently expanded its management team to include Messrs. Cain, Demirjian and Denari in furtherance of its growth strategy. Working in conjunction with the Company's other officers, Mr. Denari's principal role is to identify and evaluate acquisition candidates for the Company. In addition to assisting with the evaluation of acquisition candidates, Mr. Cain will focus on integrating acquired businesses into the Company, facilitating interaction and cross-marketing among the Company's subsidiaries and developing and implementing opportunities to leverage economies of scale.

                             SELLING STOCKHOLDERS

  The following table sets forth, as of November 7, 1997, certain information regarding the beneficial ownership of outstanding Common Stock by each Selling Stockholder, both before this offering and as adjusted to reflect the sale of the shares of Common Stock in this offering. Except where otherwise noted, each person named in the following table has, to the knowledge of the Company, sole voting and investment power with respect to the shares beneficially owned.

                                BENEFICIAL
                              OWNERSHIP PRIOR          BENEFICIAL OWNERSHIP
                              TO OFFERING (1)  NUMBER   AFTER OFFERING (1)
                             -----------------   OF    -----------------------
                             NUMBER OF         SHARES   NUMBER OF
SELLING STOCKHOLDERS          SHARES   PERCENT OFFERED   SHARES       PERCENT
Lloyd H. Harvego(2)......... 1,497,593  11.3%  697,593       800,000        5.6%
David J. Donovan(3)......... 1,060,000   8.0   254,000       806,000        5.6
Stephen R. Goldfield(3)..... 1,060,000   8.0   254,000       806,000        5.6
Gerald R. Lanz(4)........... 1,060,000   8.0   254,000       806,000        5.6
James T. Ruprecht(5)........ 1,060,000   8.0   254,000       806,000        5.6
Robert P. Maher(6)..........   943,429   7.1   225,000       718,429        5.0
James R. Blomberg(3)........   660,000   5.0   158,000       502,000        3.5
Richard J. Metzler(7).......   600,000   4.5   550,000        50,000          *
Ronald O. Nichols(2)........   359,557   2.7   130,000       229,557        1.6
Larry R. Gawlik(2)..........   280,028   2.1   101,200       178,828        1.3
John J. Reed(8).............   162,000   1.2    64,800        97,200          *
Frederick J. Nemergut(8)....   113,400     *    45,360        68,040          *
Wayne J. Oliver(8)..........   108,000     *    43,200        64,800          *
John C. Dalton(8)...........    72,000     *    28,800        43,200          *
Malcolm R. Ketchum(8).......    60,000     *    24,000        36,000          *
Lee E. Burgess(9)...........    42,181     *    14,847        27,334          *
Mary Louise Zoukis(8).......     3,000     *     1,200         1,800          *

---------------------
*  Less than one percent.
(1) Applicable percentage of ownership as of November 7, 1997 is based upon 13,289,088 shares of Common Stock outstanding. Applicable percentage ownership after this offering is based upon 14,289,088 shares of Common Stock outstanding. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission (the "Commission"), and includes voting and investment power with respect to the shares shown as beneficially owned. Assumes no exercise of the Underwriters' over-allotment option to purchase up to an aggregate of 615,000 shares of Common Stock from certain Selling Stockholders.
(2) Mr. Harvego is President and Messrs. Nichols and Gawlik are Vice Presidents of RMI. The shares beneficially owned by Messrs. Harvego, Nichols and Gawlik represent shares received by them in connection with the Acquisition of RMI by the Company.
(3) Messrs. Donovan, Goldfield and Blomberg are Vice Presidents of Metzler & Associates and of the Company.
(4) Mr. Lanz is Chief Operating Officer and a director of the Company.
(5) Mr. Ruprecht is the President of Metzler & Associates and a director of the Company.
(6) Mr. Maher is the Chairman, Chief Executive Officer, President and a director of the Company and is Chairman, Chief Executive Officer, Vice President and the sole director of each of the Company's subsidiaries.
(7) Mr. Metzler is a Vice President of Metzler & Associates.
(8) Mr. Reed is the President and Messrs. Nemergut, Oliver, Dalton and Ketchum and Ms. Zoukis are Vice Presidents of Reed. The shares beneficially owned by Messrs. Reeds, Nemergut, Oliver, Dalton and Ketchum and Ms. Zoukis represent shares received by them in connection with the Acquisition of Reed by the Company.
(9) Mr. Burgess is the President of Burgess. The shares beneficially owned by Mr. Burgess represent shares received by him in connection with the Acquisition of Burgess by the Company.

                                 UNDERWRITING

  Subject to certain terms and conditions of an Underwriting Agreement dated
December   , 1997 (the "Underwriting Agreement"), the underwriters named below
(the "Underwriters"), who are represented by Donaldson, Lufkin & Jenrette Securities Corporation ("DLJ"), Lehman Brothers Inc., BancAmerica Robertson Stephens and William Blair & Company, L.L.C. (the "Representatives"), have agreed severally to purchase from the Company and the Selling Stockholders, and the Company and the Selling Stockholders have agreed severally to sell to each of the Underwriters, an aggregate of 4,100,000 shares of Common Stock at the public offering price per share less the underwriting discounts and commissions set forth on the cover of this Prospectus. The number of shares of Common Stock that each Underwriter has agreed to purchase is set forth opposite its name below:

                                                                       NUMBER OF
                             UNDERWRITERS                               SHARES
Donaldson, Lufkin & Jenrette Securities Corporation...................
Lehman Brothers Inc...................................................
BancAmerica Robertson Stephens........................................
William Blair & Company, L.L.C........................................
    Total............................................................. 4,100,000
                                                                       =========

  The Underwriting Agreement provides that the obligations of the several Underwriters to purchase and accept delivery of the shares of Common Stock offered hereby are subject to approval by their counsel of certain legal matters and to certain other conditions. The Underwriters are obligated to purchase and accept delivery of all shares of Common Stock offered hereby (other than those covered by the over-allotment option described below) if any are purchased.

  The Underwriters propose to initially offer the shares of Common Stock in part directly to the public at the price to the public set forth on the cover page of this Prospectus and in part to certain dealers (including the
Underwriters) at such price less a concession not in excess of $    per share.
The Underwriters may allow, and such dealers may re-allow to certain other
dealers, a concession not in excess of $    per share. After this offering,
the offering price and other selling terms may be changed by the Underwriters.

  Certain Selling Stockholders have granted to the Underwriters an option, exercisable not later than 30 calendar days after the date of the Underwriting Agreement, to purchase from time to time, in whole or in part, up to an aggregate of 615,000 additional shares of Common Stock at the public offering price set forth on the cover page of this Prospectus, less the underwriting discounts and commissions. The Underwriters may exercise such option solely to cover over-allotments, if any, made in connection with this offering. To the extent that the Underwriters exercise such option, each Underwriter will become obligated, subject to certain conditions, to purchase its pro rata portion of such additional shares based on such Underwriter's percentage underwriting commitment as indicated in the preceding table.

  The Company and the Selling Stockholders have agreed to indemnify the Underwriters against certain civil liabilities, including liabilities under the Securities Act, or to contribute to payments that the Underwriters may be required to make in respect thereof.

  The Company and each of the Selling Stockholders and the executive officers and directors of the Company has agreed subject to certain exceptions, not to
(i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock or (ii) enter into any swap or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of any Common Stock (regardless of whether any of the transactions described in clause (i) or (ii) is to be settled by the delivery of Common Stock, or such other securities, in cash or otherwise) for a period of 90 days after the date of this Prospectus without the prior written consent of DLJ. In addition, during such period, the Company has also agreed not to file any registration statement with respect to, and each of its executive officers, directors and certain stockholders of the Company (including the Selling Stockholders) has agreed not to make any demand for, or exercise any right with respect to, the registration of any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock without DLJ's prior written consent.

  Other than in the United States, no action has been taken by the Company, the Selling Stockholders or the Underwriters that would permit a public offering of the shares of Common Stock offered hereby in any jurisdiction where action for that purpose is required. The shares of Common Stock offered hereby may not be offered or sold, directly or indirectly, nor may this Prospectus or any other offering material or advertisements in connection with the offer and sale of any such shares of Common Stock be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of such jurisdiction. Persons into whose possession this Prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering of the Common Stock and the distribution of this Prospectus. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any shares of Common Stock offered hereby in any jurisdiction in which such an offer or a solicitation is unlawful.

  The Underwriters and dealers may engage in passive market making transactions in the Common Stock in accordance with Rule 103 of Regulation M promulgated by the Commission. In general, a passive market maker may not bid for or purchase shares of Common Stock at a price that exceeds the highest independent bid. In addition, the net daily purchases made by any passive market maker generally may not exceed 30% of its average daily trading volume in the Common Stock during a specified two-month prior period, or 200 shares, whichever is greater. A passive market maker must identify passive market making bids as such on the Nasdaq electronic inter-dealer reporting system. Passive market making may stabilize or maintain the market price of the Common Stock above independent market levels. Underwriters and dealers are not required to engage in passive market making and may end passive market making activities at any time.

  In connection with this offering, certain Underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Common Stock. Specifically, the Underwriters may overallot this offering, creating a syndicate short position. In addition, the Underwriters may bid for and purchase shares of Common Stock in the open market to cover syndicate short positions or to stabilize the price of the Common Stock. These activities may stabilize or maintain the market price of the Common Stock above independent market levels. The Underwriters are not required to engage in these activities and may end any of these activities at any time.

  Peter B. Pond, a director of the Company, is a principal of DLJ. DLJ from time to time provides and in the past has provided investment banking services to the Company and is serving as the lead manager in this offering. The Company granted Mr. Pond options to acquire 3,000 and 9,000 shares, respectively, on the date of his initial appointment to the Board in 1996 and upon his re-election at the Company's annual stockholders' meeting in May 1997. These options were granted pursuant to the outside directors' formula plan under the Company's Long-Term Incentive Plan and become exercisable over a three-year period at a per share exercise price equal to the fair market value of the Common Stock on the respective grant dates. In May 1997, the Company granted Mr. Pond options to acquire an additional 15,000 shares of Common Stock in connection with Mr. Pond's services and duties as a director. This later option has an exercise price equal to the fair market value of the Common Stock on the date of grant. Fifty percent of this later option becomes exercisable on the second anniversary of the date of grant and twenty-five percent on each of the third and fourth anniversaries of the date of grant.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

  The following documents have been filed by the Company with the Commission under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and are incorporated herein by reference:

    1. The Company's Annual Report on Form 10-K, and amendments thereto, for the fiscal year ended December 31, 1996;

    2. The Company's Quarterly Report on Form 10-Q for the quarters ended March 31, 1997, June 30, 1997 and September 30, 1997;

    3. The Company's Current Reports on Form 8-K, and amendments thereto, dated August 14, 1997 and October 21, 1997; and

    4. The description of the Common Stock, contained in the Company's Registration Statement on Form 8-A filed pursuant to Section 12 of the Exchange Act and all amendments thereto and reports filed for the purpose of updating such description.

  All documents filed by the Company pursuant to Section 13(a), 13 (c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of this offering shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing of such documents. Any statement contained herein or in a document incorporated or deemed to be incorporated herein by reference shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained in any subsequently filed document which is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

  The Company will provide, without charge, to each person to whom a copy of this Prospectus is delivered, on the written or oral request of such person, a copy of any or all of the documents incorporated herein by reference (other than exhibits thereto, unless such exhibits are specifically incorporated by reference into the information that this Prospectus incorporates). Written or telephone requests for such copies should be directed to the Company's principal office: The Metzler Group, Inc., 520 Lake Cook Road, Suite 500, Deerfield, Illinois 60015, Attn: Investor Relations (telephone: (847) 914-
9100).

                             AVAILABLE INFORMATION

  The Company is subject to the informational requirements of the Exchange Act, and in accordance therewith, files reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information may be inspected and copied at the public reference room of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, DC 20549, and at the public reference facilities at the Commission's Regional Offices at Seven World Trade Center, 13th Floor, New York, New York 10048 and North-West Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material may be obtained at prescribed rates by writing to the Commission, Public Reference Section, Judiciary Plaza, 450 Fifth Street, N.W., Washington, DC 20549. In addition, material filed by the Company may be inspected at the offices of the National Association of Securities Dealers, Inc., Reports Section, 1735 K Street, N.W., Washington, DC 20006. These Company reports, proxy statements and other information may be obtained from the Commission's web site at www.sec.gov.

  The Company has filed with the Commission a Registration Statement on Form S-3 (together with any amendments or supplements thereto, the "Registration Statement") under the Securities Act with respect to the shares of Common Stock offered hereby. As permitted by the rules and regulations of the Commission, this Prospectus, which constitutes a part of the Registration Statement, does not contain all the information set forth in the Registration Statement. Such additional information may be obtained from the public reference section of the Commission at 450 Fifth Street, N.W., Washington, DC 20549. The Registration Statement, including the exhibits and schedules thereto, may be obtained from the Commission's web site at www.sec.gov. Statements contained in this Prospectus as to the contents of any contract or other document referred to herein are not necessarily complete and, in each instance, reference is made to the copy of such contract or other documents filed as an exhibit to the Registration Statement, each such statement being qualified in its entirety by such reference.

                                 LEGAL MATTERS

  The validity of the shares of Common Stock offered hereby will be passed upon for the Company by Sachnoff & Weaver, Ltd., Chicago, Illinois. Certain legal matters in connection with the offering will be passed upon for the Underwriters by Winston & Strawn, Chicago, Illinois.

                                    EXPERTS

  The historical consolidated financial statements of The Metzler Group, Inc. as of December 31, 1995 and 1996, and for each of the years in the three-year period ended December 31, 1996, incorporated by reference herein and elsewhere in the Registration Statement from the 1996 Form 10-K, have been audited by KPMG Peat Marwick LLP, independent certified public accountants, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given upon the authority of said firm as experts in accounting and auditing.

  The Consolidated Financial Statements of The Metzler Group, Inc. as of December 31, 1995 and 1996 and for each of the years in the three-year period ended December 31, 1996, appearing in this Prospectus and the Registration Statement relating to this Prospectus have been audited by KPMG Peat Marwick LLP, independent certified public accountants, as set forth in their report thereon appearing elsewhere herein and in the Registration Statement, and which is based in part on the report of Coopers & Lybrand L.L.P., independent accountants, whose report is included herein. Such Consolidated Financial Statements are included herein in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

  The consolidated balance sheet of Resource Management International, Inc. and Subsidiaries as of December 31, 1996 and the related consolidated statements of operations, stockholders' equity, and cash flows for the year then ended, incorporated by reference herein and elsewhere in the Registration Statement from the Company's report on Form 8-K/A, as amended, have been incorporated herein in reliance on the report of Coopers & Lybrand L.L.P., independent accountants, given upon the authority of that firm as experts in accounting and auditing.

                            THE METZLER GROUP, INC.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                           PAGE
Report of KPMG Peat Marwick LLP........................................... F-2
Consolidated Balance Sheets at December 31, 1995 and 1996................. F-3
Consolidated Statements of Operations for the years ended December 31,
 1994, 1995 and 1996...................................................... F-4
Consolidated Statements of Stockholders' Equity for the years ended
 December 31, 1994, 1995 and 1996......................................... F-5
Consolidated Statements of Cash Flows for the years ended December 31,
 1994, 1995 and 1996...................................................... F-6
Notes to Consolidated Financial Statements................................ F-7
Consolidated Balance Sheet as of September 30, 1997 (unaudited)........... F-19
Consolidated Statements of Operations for the three- and nine-month periods ended September 30, 1996 and 1997 (unaudited).................... F-20
Consolidated Statements of Cash Flows for the nine-month periods ended
 September 30, 1996 and 1997 (unaudited).................................. F-21
Notes to Unaudited Consolidated Financial Statements...................... F-22

                         INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholders
The Metzler Group, Inc.:

  We have audited the consolidated financial statements of The Metzler Group, Inc. and subsidiaries as of December 31, 1995 and 1996 and the related statements of operations, stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 1996. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We did not audit the financial statements of Resource Management International, Inc., a wholly owned subsidiary, which financial statements reflect total assets constituting 73 percent and 24 percent as of December 31, 1995 and 1996, respectively, and total revenues constituting 70 percent, 67 percent and 56 percent for each of the years in the three-year period ended December 31, 1996, respectively, of the related consolidated totals. Those financial statements were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to the amounts included for Resource Management International, Inc., is based solely on the reports of the other auditors.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, based on our audits and the reports of other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of The Metzler Group, Inc. and subsidiaries as of December 31, 1995 and 1996, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1996, in conformity with generally accepted accounting principles.

                                          (signed) KPMG Peat Marwick LLP

November 14, 1997
Chicago, Illinois

                    THE METZLER GROUP, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                                                              DECEMBER 31,
                                                         -----------------------
                                                            1995        1996
                        ASSETS
Current assets:
  Cash and cash equivalents............................  $   701,206 $33,536,265
  Accounts receivable, net of the allowance for
   doubtful accounts of $650,000 and $706,000 in 1995
   and 1996, respectively..............................   12,535,075  14,184,458
  Prepaid expenses.....................................      352,367     525,957
  Other current assets.................................      167,406     129,211
                                                         ----------- -----------
    Total current assets...............................   13,756,054  48,375,891
                                                         ----------- -----------
Net property and equipment.............................    2,404,368   2,713,793
Intangible assets, net of the accumulated amortization
 of $93,842 and $113,176 in 1995 and 1996,
 respectively..........................................      570,084     749,345
Other assets...........................................      108,177     430,076
                                                         ----------- -----------
    Total assets.......................................  $16,838,683 $52,269,105
                                                         =========== ===========
         LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Bank overdraft.......................................  $       --  $   642,124
  Lines of credit......................................    1,205,740   1,685,133
  Notes payable to related parties, current portion....      648,449   1,734,580
  Long-term debt, current portion......................      372,587     606,621
  Accounts payable.....................................    1,987,851   2,699,675
  Accrued liabilities..................................      586,139     749,947
  Accrued compensation and related costs...............    2,638,549   1,797,676
  Income taxes payable.................................      218,085     771,157
  Deferred income taxes................................      740,080     711,626
  Other current liabilities............................      156,427     548,493
                                                         ----------- -----------
    Total current liabilities..........................    8,553,907  11,947,032
Long-term debt, less current portion...................    1,002,703   1,400,553
Notes payable to related parties, less current portion.       23,724      88,725
Deferred income taxes..................................    3,229,398   2,305,639
Other noncurrent liabilities...........................      382,939     577,782
                                                         ----------- -----------
    Total liabilities..................................   13,192,671  16,319,731
                                                         ----------- -----------
Stockholders' equity:
  Preferred stock, $.001 par value; 3,000,000 shares
   authorized; no shares issued or outstanding.........          --          --
  Common stock, $.001 par value; 75,000,000 shares
   authorized; 12,759,458 and 13,467,758 shares issued
   and outstanding in 1995 and 1996, respectively......       12,760      13,468
  Additional paid-in capital...........................      857,506  30,014,290
  Cumulative translation adjustment....................          --        6,066
  Retained earnings....................................    2,775,746   5,915,550
                                                         ----------- -----------
    Total stockholders' equity.........................    3,646,012  35,949,374
                                                         ----------- -----------
    Total liabilities and stockholders' equity.........  $16,838,683 $52,269,105
                                                         =========== ===========

        See accompanying Notes to the Consolidated Financial Statements.

                    THE METZLER GROUP, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                          FOR THE YEARS ENDED DECEMBER 31,
                                         -------------------------------------
                                            1994         1995         1996
Revenues................................ $47,103,998  $55,817,351  $63,553,337
Cost of services........................  32,059,131   37,085,413   42,315,400
                                         -----------  -----------  -----------
  Gross profit..........................  15,044,867   18,731,938   21,237,937
Selling, general and administrative
 expenses...............................  14,548,285   17,811,846   15,609,906
                                         -----------  -----------  -----------
  Operating income......................     496,582      920,092    5,628,031
                                         -----------  -----------  -----------
Other expense (income):
  Interest expense......................     287,556      247,971      578,642
  Interest income.......................     (11,726)     (27,125)    (370,750)
  Other, net............................      24,479       19,973     (134,614)
                                         -----------  -----------  -----------
    Total other expense.................     300,309      240,819       73,278
                                         -----------  -----------  -----------
Income before income tax expense
 (benefit)..............................     196,273      679,273    5,554,753
  Income tax expense (benefit)..........     262,541      392,908     (180,351)
                                         -----------  -----------  -----------
Net income (loss)....................... $   (66,268) $   286,365  $ 5,735,104
                                         ===========  ===========  ===========
Pro forma income data (unaudited):
  Net income as reported................              $   286,365  $ 5,735,104
  Pro forma adjustments to income tax
   expense..............................               (1,110,117)  (1,799,403)
  Pro forma adjustments to executive
   compensation expense.................                2,775,293   (1,019,460)
                                                      -----------  -----------
    Pro forma net income................                1,951,541    2,916,241
                                                      ===========  ===========
    Pro forma net income per share......              $      0.15  $      0.23
                                                      ===========  ===========
Shares used in computing pro forma net
 income per share.......................               12,688,451   12,953,618


        See accompanying Notes to the Consolidated Financial Statements.

                    THE METZLER GROUP, INC. AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                            PREFERRED
                              STOCK        COMMON STOCK      ADDITIONAL   CUMULATIVE                   TOTAL
                          ------------- -------------------    PAID-IN    TRANSLATION  RETAINED    STOCKHOLDERS'
                          SHARES AMOUNT   SHARES    AMOUNT     CAPITAL    ADJUSTMENT   EARNINGS       EQUITY
                          ------ ------ ----------  -------  -----------  ----------- -----------  -------------
Balance at December 31,
 1993...................   --     --     3,053,904  $ 3,054  $   691,258    $  --     $ 2,588,650   $ 3,282,962
Retroactive restatement
 for a 9,714.285 to 1
 stock split in the form
 of a common stock
 dividend effective
 September 20, 1996.....   --     --     9,616,152    9,616       (9,616)      --             --            --
                           ---    ---   ----------  -------  -----------    ------    -----------   -----------
As restated.............   --     --    12,670,056   12,670      681,642       --       2,588,650     3,282,962
Net loss................   --     --           --       --           --        --         (66,268)      (66,268)
Purchase and retirement
 of common stock........   --     --      (619,027)    (619)    (285,625)      --         (13,001)     (299,245)
Issuance of common
 stock..................   --     --       478,679      479      255,786       --             --        256,265
                           ---    ---   ----------  -------  -----------    ------    -----------   -----------
Balance at December 31,
 1994...................   --     --    12,529,708   12,530      651,803       --       2,509,381     3,173,714
Net income..............   --     --           --       --           --        --         286,365       286,365
Purchase and retirement
 of common stock........   --     --       (23,902)     (24)     (29,849)      --         (20,000)      (49,873)
Issuance of common
 stock..................   --     --       253,652      254      235,552       --             --        235,806
                           ---    ---   ----------  -------  -----------    ------    -----------   -----------
Balance at December 31,
 1995...................   --     --    12,759,458   12,760      857,506       --       2,775,746     3,646,012
Net income..............   --     --           --       --           --        --       5,735,104     5,735,104
Purchase and retirement
 of common stock........   --     --    (1,932,706)  (1,933)  (8,157,929)      --        (395,300)   (8,555,162)
Issuance of common
 stock..................   --     --     2,641,006    2,641   37,314,713       --             --     37,317,354
S-corporation
 distributions..........   --     --           --       --           --        --      (2,200,000)   (2,200,000)
Foreign currency
 translation adjustment.   --     --           --       --           --      6,066            --          6,066
                           ---    ---   ----------  -------  -----------    ------    -----------   -----------
Balance at December 31,
 1996...................   --     --    13,467,758  $13,468  $30,014,290    $6,066    $ 5,915,550   $35,949,374
                           ===    ===   ==========  =======  ===========    ======    ===========   ===========


        See accompanying Notes to the Consolidated Financial Statements.

                    THE METZLER GROUP, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                           FOR THE YEARS ENDED DECEMBER 31,
                                           -----------------------------------
                                             1994        1995         1996
Cash flows from operating activities:
  Net income (loss)......................  $ (66,268) $   286,365  $ 5,735,104
Adjustments to reconcile net income
 (loss) to net cash provided by operating
 activities:
  Depreciation and amortization..........    805,388    1,071,984    1,063,986
  Loss on sale of property and equipment.     25,246       93,115       71,225
  Provision for bad debts................    436,060      815,860      253,306
  Deferred income taxes..................    186,846      194,394     (952,213)
  Changes in assets and liabilities, net
   of acquisitions:
    Accounts receivable..................   (536,421)  (1,997,479)  (1,768,689)
    Prepaid expenses and other assets....    138,011     (229,546)    (135,395)
    Accounts payable and accrued
     liabilities.........................    195,054      622,901      875,632
    Accrued compensation and related
     costs...............................   (469,762)     662,592     (840,873)
    Income taxes payable.................      9,409      208,676      553,072
    Other current liabilities............   (235,144)     (28,287)     392,066
                                           ---------  -----------  -----------
Net cash provided by operating
 activities..............................    488,419    1,700,575    5,247,221
                                           ---------  -----------  -----------
Cash flows from investing activities:
  Purchase of property and equipment.....   (855,763)    (620,359)  (1,284,156)
  Sale of property and equipment.........     20,500        5,183       46,743
  Cash paid for acquisitions.............        --       (80,000)    (313,000)
  Other, net.............................    300,532      (56,210)    (285,156)
                                           ---------  -----------  -----------
Net cash used in investing activities....   (534,731)    (751,386)  (1,835,569)
                                           ---------  -----------  -----------
Cash flows from financing activities:
  Purchase of common stock...............   (299,245)     (49,873)  (8,555,162)
  Sale of common stock...................    256,265      235,806   37,317,354
  Repayment of notes payable to related
   parties...............................    (60,649)     (22,043)    (648,449)
  Proceeds from notes payable to related
   parties...............................    213,077       23,724    1,799,581
  Repayment of long-term debt............   (524,487)    (691,445)    (826,449)
  Proceeds from long-term debt...........    700,000      226,552    1,458,333
  Net borrowings on lines of credit......    (84,260)     255,000      479,393
  Distributions to former S-corporation
   stockholders..........................        --           --    (2,200,000)
  Increase (reduction) in book overdraft.    172,328     (482,855)     642,124
  Payments for obligations under capital
   lease.................................   (180,396)     (21,277)     (43,318)
                                           ---------  -----------  -----------
Net cash provided by (used in) financing
 activities..............................    192,633     (526,411)  29,423,407
                                           ---------  -----------  -----------
Net increase in cash and cash
 equivalents.............................    146,321      422,778   32,835,059
Cash and cash equivalents at beginning of
 year....................................    132,107      278,428      701,206
                                           ---------  -----------  -----------
Cash and cash equivalents at end of year.  $ 278,428  $   701,206  $33,536,265
                                           =========  ===========  ===========
Supplemental information:
  Interest payments......................  $ 358,024  $   252,797  $   532,383
  Income tax payments....................  $ 112,088  $    17,469  $   228,010
                                           =========  ===========  ===========

          See accompanying Notes to Consolidated Financial Statements.

                   THE METZLER GROUP, INC. AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. DESCRIPTION OF BUSINESS

  The Metzler Group, Inc. (the "Company") is a leading provider of consulting services to energy-based and related industries. The Company's services include: (i) management consulting; (ii) information technology; (iii) economic and regulatory; and (iv) engineering and technical. The Company's operating subsidiaries include Metzler & Associates, Inc. ("Metzler & Associates"), Resource Management International, Inc., ("RMI") and Reed Consulting Group, Inc. ("Reed"). The Company is headquartered in Chicago, Illinois and has regional offices in various cities within the United States, Denmark, Australia, Czechoslovakia Republic, China, Indonesia, and the Philippines.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

 PRINCIPLES OF CONSOLIDATION

  The consolidated financial statements include the accounts of the Company and its subsidiaries: Metzler & Associates, RMI, Reed, Bookman-Edmonston Engineering, Inc., RMI Utility Services, Synergic Resources Corporation (SRC) and Synergic Resources Group (SRC Group). All significant intercompany transactions have been eliminated in consolidation.

 CASH AND CASH EQUIVALENTS

  Cash equivalents are comprised of highly liquid instruments with original maturities of 90 days or less.

 PROPERTY AND EQUIPMENT

  Property and equipment are recorded at cost. Depreciation and amortization are computed using the straight-line and declining balance methods based on the estimated useful lives, ranging from three to forty years, of the various classes of property and equipment. Depreciation related to capital lease obligations is amortized over the shorter of their useful lives or the term of the related leases by use of the straight-line method.

 INTANGIBLE ASSETS

  Intangible assets consist principally of goodwill (excess of purchase price over the fair value of net assets acquired) and covenants not to compete. Goodwill is being amortized using the straight-line method from ten to forty years. The non-compete covenants are recorded at cost and are being amortized over their respective terms of 33 to 72 months.

 FAIR VALUE OF FINANCIAL INSTRUMENTS

  The carrying amount of the Company's financial instruments approximates fair value because of the short maturity of those instruments.

 REVENUE RECOGNITION

  The Company recognizes revenues as the related services are provided. Certain contracts are accounted for on the percentage of completion method whereby revenues are recognized based upon costs incurred in relation to total estimated costs at completion. Provision is made for the entire amount of estimated losses, if any, at the time when they are known.

                   THE METZLER GROUP, INC. AND SUBSIDIARIES

 STOCK BASED COMPENSATION

  The Company utilizes the intrinsic value-based method of accounting for its stock-based compensation arrangements.

 INCOME TAXES

  Income taxes, including pro forma calculations, are accounted for in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" (Statement 109). Under the asset and liability method of Statement 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

  Prior to January 1, 1996, Metzler & Associates had operated as a C-corporation. Effective January 1, 1996, the stockholders of Metzler & Associates elected to be taxed under Subchapter S of the Internal Revenue Code. During such period, federal income taxes were the responsibility of Metzler & Associates' stockholders as were certain state income taxes. As of the effective date of the election, Metzler & Associates was responsible for Federal built-in-gain taxes to the extent applicable. Accordingly, the consolidated statement of operations for the year ended December 31, 1996 provides for such taxes. The S-corporation election terminated in connection with the consummation of the initial public offering of the Company's common stock on October 4, 1996.

 PRO FORMA NET INCOME PER SHARE (UNAUDITED)

  Pro forma net income per common and common equivalent share is computed based on the weighted average of 12,688,451 common and common equivalent shares outstanding during the year ended December 31, 1995 and 12,953,618 common and common equivalent shares outstanding during the year ended December 31, 1996.

  Net income per share is computed using the weighted average number of shares of common stock and dilutive common equivalent shares outstanding during the period using the treasury stock method. Pursuant to Securities and Exchange Commission Staff Accounting Bulletin No. 83, common and common equivalent shares issued by the Company during the twelve-month period prior to the initial public offering have been included in the calculation of common and common equivalent shares using the treasury stock method and the initial public offering price per share as if they were outstanding for all periods presented.

  The pro forma adjustments during the years 1995 and 1996 reflect the impact of a Metzler & Associates compensation plan effective July 1, 1996. The pro forma adjustments for 1995 include a decrease to officer compensation expense of $2,775,293. The pro forma adjustments for 1996 include an increase to officer compensation expense of $1,019,460.

  The pro forma adjustments for 1995 include additional federal and state income tax expense of $1,110,117, that would have been required had Metzler & Associates' compensation expense decreased in 1995 to the level commensurate with the compensation plan adopted effective July 1, 1996, as noted above. The pro forma adjustments for 1996 include federal and additional state income tax expense of $1,799,403 that would have been required had Metzler & Associates not made the S-corporation election effective January 1, 1996, partially offset by a reduction in taxes that would have been incurred had Metzler & Associates adopted the officers' compensation plan referred to above.

                    THE METZLER GROUP, INC. AND SUBSIDIARIES

 USE OF ESTIMATES

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates in which it is reasonably possible that there could be a change in the estimates in the near term include the calculation of contingency reserves and revenue recognized on long-term contracts.

3. BUSINESS COMBINATIONS

  On July 31, 1997, the Company issued 2,137,178 shares of common stock for substantially all the outstanding common stock of Resource Management International, Inc. (RMI). Additionally, on August 15, 1997, the Company issued 518,400 shares of common stock for substantially all of the outstanding common stock of Reed Consulting Group, Inc. (Reed). Each of the transactions were accounted for as a pooling of interests. The consolidated financial statements have been restated as if RMI and Reed had been combined for all periods presented.

  The following information shows total revenues and net income (loss) of The Metzler Group, Inc. and the combining companies during the three years ended December 31, 1994, 1995, and 1996:

                                             YEAR ENDED DECEMBER 31, 1994
                                         --------------------------------------
                                         METZLER (1)  RMI AND REED     TOTAL
Revenues................................ $10,419,878  $36,684,120   $47,103,998
Net income (loss).......................    (183,774)     117,506       (66,268)
                                             YEAR ENDED DECEMBER 31, 1995
                                         --------------------------------------
                                         METZLER (1)  RMI AND REED     TOTAL
Revenues................................ $13,459,725  $42,357,626   $55,817,351
Net income (loss).......................    (473,232)     759,597       286,365
Pro forma net income (loss) (2).........   1,191,944      759,597     1,951,541
                                             YEAR ENDED DECEMBER 31, 1996
                                         --------------------------------------
                                         METZLER (1)  RMI AND REED     TOTAL
Revenues................................ $22,092,969  $41,460,368   $63,553,337
Net income (loss).......................   6,854,149   (1,119,045)    5,735,104
Pro forma net income (loss) (2).........   4,035,286   (1,119,045)    2,916,241

---------------------
(1) Represents the historical data of The Metzler Group, Inc. without considering the effect of the poolings.
(2)See discussion of pro forma adjustments in Note 2.

  In May 1996, RMI purchased the outstanding shares of SRC and SRC Group. The acquired companies provide consulting and technical research services to governmental agencies, public and private utilities, research institutions and industrial firms located throughout the world. RMI paid approximately $313,000 in cash for combined net assets of approximately $134,000. The acquisition has been accounted for by the purchase method of accounting. The excess of the purchase price over the fair value of net assets acquired has been recorded as goodwill which is being amortized on a straight-line basis over ten years. The operating results of the acquired companies are included in RMI's results of operations from the date of acquisition.

                   THE METZLER GROUP, INC. AND SUBSIDIARIES

  Pursuant to the SRC and SRC Group purchase agreement, RMI entered into employment and covenant not to compete agreements with certain officers of the acquired companies. These agreements provide for the officers to receive salaries totaling approximately $600,000 annually through May 1998, bonus payments totaling $480,000 and covenant payments totaling approximately $120,000. The covenant payments are to be paid out with interest in monthly installments over a 36-month period.

  During 1995, the Company issued 59,366 shares of Common Stock in exchange for the remaining minority shareholders' stock of Bookman-Edmonston Engineering, Inc. (B-E). The fair market value of the B-E stock approximated the carrying value. No gain or loss was recorded on the transaction.

  In addition, in 1995 RMI purchased all of the outstanding stock of JanCom Engineering Company and Robert E. Meyer Consultants, Inc. The acquired companies provide environmental engineering services and are based in the western United States. RMI paid $80,000 in cash for assets and liabilities of approximately $377,000 and $297,000, respectively. The acquisitions have been accounted for by the purchase method of accounting. The excess of the fair market value of net assets acquired over the purchase price reduced long-term assets. The operating results of the acquired companies are included in RMI's consolidated results of operations from the dates of acquisition. The purchase agreements provide covenants for the former shareholders not to compete totaling $520,000. Additionally, one of the purchase agreements provides for monthly salaries to the former shareholders of $8,125 through December 1997, increased each year based upon the Consumer Price Index.

4. INITIAL PUBLIC OFFERING

  On October 4, 1996 the Company completed an initial public offering of its common stock in which 2,300,000 shares were sold by the Company, along with an additional over-allotment of 285,000 shares, resulting in proceeds of approximately $37 million, net of issuance costs of approximately $4 million.
  Concurrent with the completion of the initial public offering and in accordance with an agreement entered into during July 1996 between the Company and its founding shareholder, the Company redeemed 1,714,285 shares of the founding shareholder's common stock and issued to the shareholder a promissory note for $7,975,000. See Note 13 of the Notes to Consolidated Financial Statements regarding repayment of the promissory note.

5. PROPERTY AND EQUIPMENT

  Property and equipment, at cost, as of December 31 consisted of:

                                                             1995        1996
      Land and buildings................................  $  370,000  $  370,000
      Furniture, fixtures and equipment.................   6,081,525   7,151,716
      Computer software.................................      55,109      58,729
      Leasehold improvements............................     915,994   1,040,121
      Transportation equipment..........................     409,933     386,521
      Other.............................................      32,500      50,110
                                                          ----------  ----------
                                                           7,865,061   9,057,197
        Less: accumulated depreciation and amortization.  (5,460,693) (6,343,404)
                                                          ----------  ----------
                                                          $2,404,368  $2,713,793
                                                          ==========  ==========

                    THE METZLER GROUP, INC. AND SUBSIDIARIES

6. LINES OF CREDIT

  The Company had $4,500,000 and $4,900,000 available under lines of credit at December 31, 1995 and 1996, respectively. Amounts outstanding at December 31 are as follows:

                                                            1995       1996
      Line of credit, maximum borrowings of $800,000 at
       December 31, 1995 and $1,200,000 at December 31,
       1996, expired on December 31, 1996..............  $  405,740 $      --
      $2,500,000 line of credit, interest payable
       monthly at the bank's prime rate (8.25% at
       December 31, 1996) plus .375%, collateralized by
       substantially all assets of RMI, outstanding
       balance due on demand...........................         --     590,133
      $1,000,000 line of credit, interest payable
       monthly at the bank's prime rate (8.25% at
       December 31, 1996) plus 1.0%, collateralized by
       substantially all assets of RMI, outstanding
       balance due on April 30, 1997...................         --   1,000,000
      $200,000 line of credit, interest payable at
       bank's prime rate (8.25% at December 31, 1996)
       plus 1.0%, collateralized by all assets of Reed,
       guaranteed by officers of Reed..................         --      95,000
      $2,500,000 line of credit, paid in May 1996......     800,000        --
                                                         ---------- ----------
                                                         $1,205,740 $1,685,133
                                                         ========== ==========

  Covenants under the lines of credit and term loan agreements contain provisions that limit capital expenditures or incurrence of new debt or leases, require maintaining profitable operations, minimum levels of net worth, tangible net worth, and minimum ratio of current assets to current liabilities.

  At December 31, 1996, the Company had letters of credit available of $800,000 of which $255,272 has been utilized. The letters of credit expire on April 30, 1997.

7. LEASE COMMITMENTS

  The Company leases its office facilities and certain equipment under operating and capital lease arrangements which expire at various dates through 2002 with renewal options of two to five years.

 OPERATING LEASES

  The Company leases office facilities under noncancelable operating leases which include fixed or minimum payments plus, in some cases, scheduled base rent increases over the term of the lease and additional rents based on the Consumer Price Index. Certain leases provide for monthly payments of real estate taxes, insurance and other operating expenses applicable to the property. The total amount of the base rent payments is being charged to expense as incurred. In addition, the Company leases equipment under noncancelable operating leases.

                    THE METZLER GROUP, INC. AND SUBSIDIARIES

  Future minimum annual lease payments, for the years subsequent to 1996 and in the aggregate, are as follows:

           YEAR ENDING DECEMBER 31                  AMOUNT
           1997.................................. $ 3,206,142
           1998..................................   2,896,139
           1999..................................   2,135,844
           2000..................................   2,106,739
           2001..................................   1,993,257
           Thereafter............................      98,319
                                                  -----------
                                                  $12,436,440
                                                  ===========

  The Company also subleases some of these buildings to others under noncancelable operating leases. The leases expire through November 1998, without renewal options. Future minimum rentals to be received are as follows:

           YEAR ENDING DECEMBER 31                    AMOUNT
           1997..................................... $ 89,832
           1998.....................................   77,023
                                                     --------
                                                     $166,855
                                                     ========

  Rent expense for operating leases entered into by the Company and charged to operations amounted to $2,631,415, $2,660,513 and $3,072,500 for the years ended December 31, 1994, 1995, and 1996, respectively.

CAPITAL LEASES

  The Company leases certain equipment under capital lease agreements which expire through May 2000. Future minimum payments under the capital lease agreements are as follows:

      YEAR ENDING DECEMBER 31                                           AMOUNT
      1997............................................................ $ 80,422
      1998............................................................   75,719
      1999............................................................   61,614
      2000............................................................   31,111
                                                                       --------
      Net minimum rentals.............................................  248,866
      Less interest portion...........................................  (44,880)
                                                                       --------
      Present value of net minimum rentals at December 31, 1996....... $203,986
                                                                       ========

                    THE METZLER GROUP, INC. AND SUBSIDIARIES

8. INCOME TAX EXPENSE (BENEFIT)

  Income tax expense (benefit) consists of the following:

                                                         DECEMBER 31,
                                                  ----------------------------
                                                    1994      1995     1996
      Federal:
        Current.................................. $(19,069) $168,171 $ 477,323
        Deferred.................................  167,044   146,215  (574,015)
                                                  --------  -------- ---------
        Total....................................  147,975   314,386   (96,692)
                                                  --------  -------- ---------
      State:
        Current..................................   74,137    43,626   219,806
        Deferred.................................   40,429    34,896  (303,465)
                                                  --------  -------- ---------
        Total....................................  114,566    78,522   (83,659)
                                                  --------  -------- ---------
      Total federal and state income tax expense
       (benefit)................................. $262,541  $392,908 $(180,351)
                                                  ========  ======== =========

  Income tax expense (benefit) differs from the amounts estimated by applying the statutory income tax rates to income (loss) before income tax expense (benefit) as follows:

                                                         DECEMBER 31,
                                                 ------------------------------
                                                   1994      1995       1996
Federal tax at statutory rate..................  $ 68,316  $238,007  $1,943,496
State tax at statutory rate, net of federal tax
 benefits......................................    25,159    52,864     262,242
Effect of nontaxable interest and dividends....       --        --      (88,000)
Effect of nondeductible expenses...............   101,159    63,791      80,246
Effect of S-corporation election...............    (1,118)   81,303  (2,260,499)
Other..........................................    69,024   (43,058)   (117,837)
                                                 --------  --------  ----------
                                                 $262,541  $392,908  $(180,351)
                                                 ========  ========  ==========

                    THE METZLER GROUP, INC. AND SUBSIDIARIES

  Deferred income taxes result from temporary differences between years in the recognition of certain expense items for income tax and financial reporting purposes. The source and income tax effect of these differences are as follows:

                                                              DECEMBER 31,
                                                          ---------------------
                                                             1995       1996
Deferred tax assets:
  Net operating loss carryforward........................ $      --  $    6,365
  State income taxes.....................................    264,911    157,076
  Accrued rent...........................................     61,595    201,240
  Alternative minimum tax carryforward...................     36,663     35,426
  Other..................................................        --       8,933
                                                          ---------- ----------
Total deferred tax assets................................ $  363,169 $  409,040
                                                          ---------- ----------
Deferred tax liabilities:
  Built-in gain--resulting from the change in the method
   of accounting used for tax purposes from the cash
   basis to the accrual basis............................ $      --  $  120,000
  Accrual to cash adjustment.............................  3,902,158  2,984,306
  Depreciation--resulting from the difference between
   using straight-line and accelerated methods...........    193,335    112,436
  Other assets Investments in partnerships...............    226,491    200,532
  Other..................................................     10,663      9,031
                                                          ---------- ----------
Deferred tax liabilities.................................  4,332,647  3,426,305
                                                          ---------- ----------
Net deferred tax liabilities............................. $3,969,478 $3,017,265
                                                          ========== ==========

9. LONG-TERM INCENTIVE PLAN

  On June 30, 1996, the Company adopted a Long-Term Incentive Plan which provides for common stock, common stock-based, and other performance incentives to employees, consultants, directors, advisors, and independent contractors of the Company. The maximum number of shares of common stock which may be issued and sold under the plan is 2,000,000 shares. As of December 31, 1996, the Company has 459,591 options outstanding at a weighted average exercise price of $15.53 per share which was equal to the estimated fair market value of common stock at the dates of grant. As of December 31, 1996 no options were exercisable. In general, the options are exercisable in three or four annual installments commencing on the second anniversary of the date of grant.

  The Company applies APB Opinion 25, Accounting for Stock Issued to Employees, and related Interpretations in accounting for its plan. Accordingly, no compensation cost has been recognized. Had compensation cost for the plan been determined based on the fair value at the grant dates for awards under the plan consistent with the method of FASB Statement 123, Accounting for Stock-Based Compensation, (FASB 123) the Company's compensation expense for the year ended December 31, 1996 would have been increased by $102,000, net of related income taxes. As a result, the Company's pro forma net earnings available to common stockholders and earnings per common and common equivalent shares would have been reduced to the pro forma amounts indicated below:

                                                                       1996
      Pro forma earnings per common and common equivalent share:
        As reported................................................ $2,916,241
        Pro forma--fair value method............................... $2,814,241
      Pro forma net earnings available to common stockholders:
        As reported................................................ $     0.23
        Pro forma--fair value method............................... $     0.22

                   THE METZLER GROUP, INC. AND SUBSIDIARIES

  For purposes of calculating compensation cost under FASB 123, the fair value of each option grant is estimated as of the date of grant using the Black-Scholes option pricing model. The following weighted average assumptions were used in the model for grants made in 1996:

      Expected volatility...............................................   40%
      Risk free interest rate...........................................  6.5%
      Dividend yield....................................................   0%
      Expected lives.................................................... 3 years

  Additional information on the shares subject to options is as follows:

                                                      NUMBER       WEIGHTED
                                                        OF     AVERAGE EXERCISE
                                                      SHARES        PRICE
      Options outstanding at December 31, 1995......        0        $ --
      Granted.......................................  483,258          15
      Exercised.....................................        0          --
      Forfeited.....................................  (23,667)         12
                                                     --------
      Options outstanding at December 31, 1996......  459,591          16
                                                     --------
      Options exercisable at December 31, 1996......        0          --
                                                     ========        ====
      Per share weighted average fair value of
       options granted during the year.............. $      3
                                                     ========

  The following table summarizes information about stock options outstanding at December 31, 1996:

                                                                  WEIGHTED
                                                    NUMBER OF AVERAGE EXERCISE
      RANGE OF EXERCISE PRICES                       SHARES        PRICE
      $12 to $16...................................  341,425        $12
      $20 to $24...................................    2,000         22
      $24 to $28...................................  116,166         26
                                                     -------
                                                     459,591        $16
                                                     =======        ===

10. EMPLOYEE BENEFIT PLANS

  As of January 1, 1996, the Company maintained four profit sharing plans (Profit Sharing and Savings Plan and Trust, RMI Profit Sharing Plan, Bookman-Edmonston Profit Sharing Plan, and Robert E. Meyer Consultants, Inc. Profit Sharing Plan) and two money purchase pension plans (RMI, Inc. Money Purchase Pension Plan and RMI Utility Services Money Purchase Pension Plan). In connection with RMI's acquisition of SRC Group and SRC as discussed in Note 3, RMI assumed the SRC Profit Sharing Plan.

  The Company amended to suspend participation, cease benefit accruals and terminate the Robert E. Meyer Consultants, Inc. Profit Sharing Plan and the RMI, Inc. Money Purchase Pension Plan in 1996, and the SRC Profit Sharing Plan effective January 1, 1997. Eligible employees under these plans became 100% vested upon termination.

  Effective July 1996, the Company amended the RMI and Bookman-Edmonston Profit Sharing Plans converting these plans to the RMI, Inc. 401(k) and Profit Sharing Plan. Former employees of Robert E. Meyer Consultants, Inc. also became eligible to participate in the RMI, Inc. 401(k) and Profit Sharing Plan. SRC employees became eligible to participate in the RMI, Inc. 401(k) and Profit Sharing Plan effective January 1, 1997.

                   THE METZLER GROUP, INC. AND SUBSIDIARIES

  Under the RMI, Inc. 401(k) and Profit Sharing Plan, eligible employees may contribute up to 12% of their compensation to these plans and the Company matches a percentage of employees' contributions as determined by the Board of Directors. The Company may also make an annual profit sharing contribution at its discretion. Employees are eligible to participate after age 21 and six months of service. After the second year of service, vesting of all contributions made by the Company occurs ratably at 20% per year.

  The Profit Sharing and Savings Plan and Trust covers certain employees upon the completion of one year of service. Participants may contribute up to 15% of their eligible compensation. The Company, at its discretion, matches participant contributions as defined within the Savings Plan. In addition, the Company, at its discretion, makes profit sharing contributions.

  Under the RMI Utility Services Money Purchase Pension Plan, the Company contributes the greater of 5.72% or the OASDI limit of the employees' total wages. Only union employees may participate and are eligible upon the date of employment and after the first year of service, contributions made by the Company vest 100%.

  The Company, as sponsor of the plans, uses independent third parties to provide administrative services to the plans. The Company has the right to terminate plans at any time.

  The Company contributions to the various plans which were charged to operations were the following:

      PERIOD ENDED                                                      TOTAL
      December 31, 1994.............................................. $1,217,748
      December 31, 1995..............................................  1,384,083
      December 31, 1996..............................................  1,356,014

11. LONG-TERM DEBT

  Long-term debt at December 31 consists of the following:

                                                              1995       1996
Term loan to bank, variable interest at the bank's prime
 rate (8.25% at December 31, 1996) plus 1.0%,
 collateralized by substantially all assets of RMI,
 monthly principal and interest installments of $36,458,
 through April 2000......................................  $      --  $1,458,333
Term loan to bank, variable interest at the bank's prime
 rate plus 1.25%, collateralized by substantially all
 assets of RMI, paid in May 1996.........................     490,000        --
Term loan to bank, variable interest at the bank's prime
 rate plus 1.25%, collateralized by substantially all
 assets of RMI, paid in May 1996.........................     262,500        --
Covenant not to compete, payable in equal monthly
 installments of $5,000 including imputed interest of
 10%, through December 1997..............................     209,924     56,872
Covenant not to compete, payable in equal annual
 installments of $60,000 plus interest of 4%, commencing
 July 1997 through July 2001.............................     300,000    300,000
Covenants not to compete, payable in equal monthly
 installments from $3,220 to $3,864 plus interest of 6%,
 payable through May 1999................................         --      97,198
Mortgage payable, interest at 10%, collateralized by land
 and building, payable in equal monthly installments of
 principal and interest of $2,095, due in 2001...........     108,442     94,771
Other....................................................       4,424        --
                                                           ---------- ----------
                                                            1,375,290  2,007,174
Less portion due within one year.........................     372,587    606,621
                                                           ---------- ----------
                                                           $1,002,703 $1,400,553
                                                           ========== ==========

                   THE METZLER GROUP, INC. AND SUBSIDIARIES

  Future aggregate annual maturities of long-term debt as of December 31, 1996, are as follows:

           1997................................... $  606,621
           1998...................................    566,134
           1999...................................    542,681
           2000...................................    228,461
           2001...................................     63,277
                                                   ----------
                                                   $2,007,174
                                                   ==========

12. RELATED-PARTY TRANSACTIONS

  During January 1996, the Company entered into note payable agreements with two officers. The notes, each with a principal amount of $500,000, bear interest at a rate of 10%. The notes matured on December 31, 1996 and were repaid on January 2, 1997. In addition, the Company has notes payable outstanding to related parties including RMI and Reed employees, officers, and stockholders. The notes are without collateral, bear interest at rates ranging from 5% to 10%, and mature during 1997 and 1998.

  In May 1996, the Company made an advance of $725,000 to an officer as part of an employment agreement and entered into a note receivable agreement with the officer. The note receivable bore interest at a rate of 6%. The note, plus accrued interest, was repaid on November 8, 1996.

  During July 1996, the Company entered into an agreement with its founding shareholder, who, at that time, was the beneficial owner of 15% of the Company's common stock, to redeem 1,714,285 shares of the shareholder's common stock in exchange for a promissory note in the amount of $7,975,000. The redemption value per share was negotiated by the Company's other executive officers, who collectively owned the remaining 85% of the Company's common stock at the time of the agreement. The Company redeemed the stock on October 4, 1996 in accordance with the agreement and repaid the promissory note within 30 days of the redemption.

  RMI leases office space from a company in which a related party holds a minority interest. Rent expenses amounted to $74,412 for the year ended December 31, 1996.

13. SUPPLEMENTAL NONCASH INVESTING AND FINANCING ACTIVITIES AND CASH FLOW INFORMATION

  During 1996, RMI acquired SRC and SRC Group (Note 3) which included non-compete agreements with the former owners. RMI recorded the fair value of intangible assets and notes payable totaling $115,934. Additionally, as part of these acquisitions RMI recorded equipment under capital leases of $207,484 and recorded an obligation under capital lease of the same amount.

  During 1995, the Company issued 59,366 shares of common stock in exchange for 950 shares of Bookman Edmonston Engineering, Inc. stock valued at $174,727. As a result, the minority interest was eliminated as of the date of the exchange.

  During 1995, RMI acquired two companies which included non-compete agreements with the former owners. RMI recorded the fair value of intangible assets and notes payable totaling $481,299.

  In 1995, Metzler & Associates, exchanged like-kind property amounting to $28,500.

14. CONTINGENCIES

  The Company is currently defending two lawsuits regarding the preparation of engineering reports that were commenced against RMI prior to its acquisition by the Company. Management believes that the subsidiary acted

                   THE METZLER GROUP, INC. AND SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONCLUDED)

in accordance with their contract and is not liable. Although it is too early to conclude on the outcome of these actions, management believes that it is unlikely that the outcome will have a material impact on the financial condition of the Company. Management intends to defend these actions vigorously.

15. SUBSEQUENT EVENTS (UNAUDITED)

  During 1997, the Company issued 42,181 shares of common stock for all of the outstanding common stock of Burgess Consulting, Inc. (BCI). The stockholder's equity and operations of BCI were not material in relation to those of the Company. As such, the Company recorded the combination by restating stockholders' equity as of January 1, 1997 without restating prior period statements of operations to reflect the pooling-of-interest combination.

  Also during 1997, the Company's Board of Directors approved an amendment to the Company's Amended and Restated Certificate of Incorporation to increase the authorized Common Stock from 15.0 million shares to 75.0 million shares and an amendment to the Company's Long-Term Incentive Plan to increase the number of shares available for grants thereunder from 1.3 million shares to
2.0 million shares. The Company's shareholders have not yet approved such increases. These increases in the number of shares have been included in the accompanying consolidated financial statements.

                            THE METZLER GROUP, INC.

                           CONSOLIDATED BALANCE SHEET
                                  (UNAUDITED)

                                                                     SEPTEMBER
                                                                        30,
                                                                       1997
                              ASSETS
                              ------
Current assets:
  Cash and cash equivalents........................................ $20,611,754
  Accounts receivable, net.........................................  19,078,159
  Prepaid expenses.................................................   1,054,218
  Other current assets.............................................     326,112
                                                                    -----------
    Total current assets...........................................  41,070,243
Property and equipment, net........................................   2,487,504
Intangible assets..................................................     743,710
Other assets.......................................................     250,921
                                                                    -----------
    Total assets................................................... $44,552,378
                                                                    ===========
               LIABILITIES AND STOCKHOLDERS' EQUITY
               ------------------------------------
Current liabilities:
  Book overdraft................................................... $       --
  Line of credit...................................................   1,191,924
  Notes payable to related parties.................................         --
  Current portion of long-term debt................................     183,780
  Accounts payable.................................................   1,941,442
  Accrued liabilities..............................................     860,400
  Accrued compensation and related costs...........................   3,277,944
  Income taxes payable.............................................   1,993,405
  Deferred income taxes............................................     425,545
  Other current liabilities........................................     594,141
                                                                    -----------
    Total current liabilities......................................  10,468,581
Long-term debt, less current maturities............................     369,724
Notes payable to related parties, less current portion.............         --
Deferred income taxes..............................................   2,639,268
Other noncurrent liabilities.......................................     257,624
                                                                    -----------
    Total liabilities..............................................  13,735,197
                                                                    -----------
Stockholders' equity:
Preferred stock, $.001 par value; 3,000,000 shares authorized, no
 shares issued or outstanding......................................         --
Common stock, $.001 par value; 75,000,000 shares authorized,
 13,287,449 shares issued and outstanding .........................      13,287
Additional paid-in capital.........................................  21,266,146
Retained earnings..................................................   9,537,748
                                                                    -----------
    Total stockholders' equity.....................................  30,817,181
                                                                    -----------
Total liabilities and stockholders' equity......................... $44,552,378
                                                                    ===========

     See accompanying Notes to Unaudited Consolidated Financial Statements.

                            THE METZLER GROUP, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                                  (UNAUDITED)

                              THREE MONTHS ENDED         NINE MONTHS ENDED
                                 SEPTEMBER 30,             SEPTEMBER 30,
                            ------------------------  ------------------------
                               1996         1997         1996         1997
Revenues................... $16,189,157  $21,139,574  $47,160,440  $59,417,571
Cost of services...........  10,824,079   12,066,962   30,776,522   35,169,117
                            -----------  -----------  -----------  -----------
Gross profit...............   5,365,078    9,072,612   16,383,918   24,248,454
Merger related costs.......         --     1,311,959          --     1,311,959
Selling, general and
 administrative expenses...   3,885,602    4,295,668   10,651,889   13,233,069
                            -----------  -----------  -----------  -----------
Operating income...........   1,479,476    3,464,985    5,732,029    9,703,426
Other (income) expense,
 net.......................     141,704     (190,633)     290,812     (619,811)
                            -----------  -----------  -----------  -----------
Income before income tax
 expense (benefit).........   1,337,772    3,655,618    5,441,217   10,323,237
Income tax expense
 (benefit).................     (86,080)   1,327,424      (71,342)   3,851,879
                            -----------  -----------  -----------  -----------
Net income................. $ 1,423,852  $ 2,328,194  $ 5,512,559  $ 6,471,358
                            ===========  ===========  ===========  ===========
Pro forma income data :
Net income as reported..... $ 1,423,852  $ 2,328,194  $ 5,512,559  $ 6,471,358
Pro forma adjustments to
 income tax expense........   (602,759)          --    (1,799,403)         --
Pro forma adjustments to
 executive compensation
 expense...................         --           --    (1,019,460)         --
                            -----------  -----------  -----------  -----------
Pro forma net income....... $   821,093  $ 2,328,194    2,693,696    6,471,358
                            ===========  ===========  ===========  ===========
Pro forma net income per
 share..................... $      0.07  $      0.18  $      0.22  $      0.49
                            ===========  ===========  ===========  ===========
Shares used in computing
 pro forma net income per
 share.....................  12,458,781   13,287,449   12,458,781   13,285,115



     See accompanying Notes to Unaudited Consolidated Financial Statements.

                            THE METZLER GROUP, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                  (UNAUDITED)

                                                        NINE MONTHS ENDED
                                                          SEPTEMBER 30,
                                                     ------------------------
                                                        1996         1997
Cash flows from operating activities:
  Net income........................................ $ 5,512,559  $ 6,471,358
Adjustments to reconcile net income to net cash
 provided by operating activities, net of
 acquisition:
  Depreciation and amortization.....................     737,501      769,893
  Loss on sale of property and equipment............         665          --
  Deferred income taxes.............................  (1,218,690)     (18,452)
  Changes in assets and liabilities, net of
   acquisitions:
    Accounts receivable.............................  (2,809,909)  (4,718,923)
    Prepaid expenses and other current assets.......    (867,800)    (725,162)
    Accounts payable and accrued liabilities........     159,575     (647,780)
    Accrued compensation and related costs..........   1,988,107    1,480,268
    Other current liabilities.......................     861,129       45,648
    Taxes payable...................................     (77,916)   1,222,248
                                                     -----------  -----------
Net cash provided by operating activities...........   4,285,221    3,879,098
                                                     -----------  -----------
Cash flows from investing activities:
  Purchase of property and equipment................    (803,617)    (537,969)
  Other, net........................................    (147,773)     (83,201)
  Cash paid for acquisitions........................    (313,000)         --
                                                     -----------  -----------
Net cash used in investing activities...............  (1,264,390)    (621,170)
                                                     -----------  -----------
Cash flows from financing activities:
  Issuance of common stock..........................         --       155,562
  Repurchase of common stock........................    (618,476)         --
  Reduction in book overdraft.......................         --      (642,124)
  Issuance of notes payable.........................   1,128,592          --
  Principal payments on notes payable...............    (324,082)  (1,453,670)
  Payments for obligations under capital lease......     (35,902)     (57,802)
  Net repayments of lines of credit.................    (106,323)    (493,209)
  Issuance of notes payable to officers.............   1,000,000          --
  Repayment of notes payable to officers............    (536,340)  (1,823,305)
  Issuance of notes receivable to officers..........    (744,848)         --
  Purchase of dissenting shares issued in business
   combinations.....................................         --    (8,867,891)
  Distribution to former S-corporation stockholders.  (2,200,000)  (3,000,000)
                                                     -----------  -----------
  Net cash used in financing activities.............  (2,437,379) (16,182,439)
                                                     -----------  -----------
  Net increase (decrease) in cash...................     583,452  (12,924,511)
Cash and cash equivalents at beginning of period....     701,206   33,536,265
                                                     -----------  -----------
Cash and cash equivalents at end of period.......... $ 1,284,658  $20,611,754
                                                     ===========  ===========
Supplemental information:
  Interest payments................................. $   369,649  $   262,561
  Income tax payments............................... $   165,763  $ 2,595,077

     See accompanying Notes to Unaudited Consolidated Financial Statements.

                   THE METZLER GROUP, INC. AND SUBSIDIARIES

             NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

                          SEPTEMBER 30, 1996 AND 1997

NOTE 1. BASIS OF PRESENTATION

  The accompanying unaudited interim consolidated financial statements of The Metzler Group, Inc. (the "Company") have been prepared pursuant to the rules of the Securities and Exchange Commission and do not include all of the information and note disclosures required by generally accepted accounting principles. The information furnished herein includes all adjustments, consisting of normal recurring adjustments, which are, in the opinion of management, necessary for a fair presentation of results for these interim periods.

  The results of operations for the nine months ended September 30, 1997 are not necessarily indicative of the results to be expected for the entire fiscal year ending December 31, 1997.

  The consolidated financial statements include the accounts of The Metzler Group, Inc. and its subsidiaries. As discussed in Note 3, during the three months ended September 30, 1997, the Company entered into business combinations with Resource Management International, Inc. ("RMI") and Reed Consulting Group, Inc. ("Reed"). Each of these transactions was accounted for as a pooling of interests and, accordingly, the consolidated financial statements have been restated as if the combining companies had been combined for all periods presented.

  In addition, these financial statements should be read in conjunction with the Company's audited consolidated financial statements and notes thereto for the year ended December 31, 1996 included in the Annual Report on Form 10-K filed by the Company with the Securities and Exchange Commission on March 31, 1997, which reflect the historical financial statements of the Company prior to the business combinations discussed in Note 3, as well as with the interim reports on Form 8-K filed by the Company with the Securities and Exchange Commission on August 14th.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

 Pro Forma Net Income Per Share

  Net income per common and common equivalent share is computed based on the weighted average of common and common equivalent shares (stock options) outstanding during the period.

  Pursuant to Securities and Exchange Commission Staff Accounting Bulletin No. 83, common and common equivalent shares issued during the twelve months immediately preceding the initial public offering date (using the treasury stock method and the initial public offering price per share) have been included in the calculation of common and common equivalent shares as if they were outstanding for all periods presented.

  The pro forma adjustments during the nine month period ended September 30, 1996 reflect the impact of a compensation plan effective July 1, 1996. The pro forma effect of this compensation plan was an increase in officer compensation of $1,019,460 for the nine month period ended September 30, 1996.

  The pro forma adjustments for the three and nine month periods ended September 30, 1996 include additional federal and state income tax expense of $602,759 and $1,799,403, respectively. This represents the additional tax that would have been required had one of the Company's subsidiaries not made an S-corporation election effective January 1, 1996, partially offset by a reduction in taxes that would have occurred had the Company adopted the officers compensation plan referred to above.

                            THE METZLER GROUP, INC.

NOTE 3. BUSINESS COMBINATIONS

  On July 31, 1997, the Company issued 2,137,178 shares of common stock for substantially all the outstanding common stock of RMI. Additionally, on August 15, 1997, the Company issued 518,400 shares of common stock for substantially all of the outstanding common stock of Reed. Each of these transactions was accounted for as a pooling of interests and, accordingly, the consolidated financial statements have been restated as if the combining companies had been combined for all periods presented.

  The Company's consolidated statements of operations for the three month and nine month periods ended September 30, 1996 have been restated to reflect revenues of $10,586,472 and $30,701,108, respectively, for the combined operations of RMI and Reed. The Company's consolidated statements of operations for the nine months ended September 30, 1997 include revenues from RMI and Reed totaling $24,195,771 through the six months ended June 30, 1997 and $4,710,311 for the period from July 1, 1997 through the dates of acquisition.

  The Company's restated consolidated statements of operations for the three month and nine month periods ended September 30, 1996 reflect net losses of $122,737 and $174,099, respectively, for the combined operations of RMI and Reed. The Company's restated consolidated statements of operations for the nine months ended September 30, 1997 include net income from RMI and Reed totaling $1,112,130 through the six months ended June 30, 1997 and $416,558 for the period from July 1, 1997 through the dates of acquisition.

  The Company incurred significant costs and expenses in connection with these acquisitions, including legal and accounting, and other various expenses. These costs and expenses were recorded in the statement of operations during the third quarter of 1997.

NOTE 4. SUBSEQUENT EVENT

  Also during 1997, the Company's Board of Directors approved an amendment to the Company's Amended and Restated Certificate of Incorporation to increase the authorized Common Stock from 15.0 million shares to 75.0 million shares and an amendment to the Company's Long-Term Incentive Plan to increase the number of shares available for grants thereunder from 1.3 million to 2.0 million shares. The Company's stockholders have not yet approved such increases. These increases in the number of shares have been included in the accompanying consolidated financial statements.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

  NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, ANY OF THE SELLING STOCKHOLDERS OR ANY OF THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY THE SHARES BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED, OR IN WHICH THE PERSON MAKING THE OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO, OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL CRE-ATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANYTIME SUBSEQUENT TO ITS DATE.

                                ---------------

                               TABLE OF CONTENTS

                                                                            PAGE
Prospectus Summary........................................................    3
Risk Factors..............................................................    6
Use of Proceeds...........................................................   11
Price Range of Common Stock and Dividend Policy...........................   11
Selected Consolidated Financial Data......................................   12
Management's Discussion and Analysis of Financial Condition and Results of
 Operations...............................................................   13
Business..................................................................   19
Management................................................................   28
Selling Stockholders......................................................   30
Underwriting..............................................................   31
Incorporation of Certain Documents by Reference...........................   32
Available Information.....................................................   33
Legal Matters.............................................................   33
Experts...................................................................   34
Index to Consolidated Financial Statements................................  F-1

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                               4,100,000 SHARES

                                     LOGO

                                 COMMON STOCK

                                ---------------

                                  PROSPECTUS

                                ---------------

                         DONALDSON, LUFKIN & JENRETTE
      SECURITIES CORPORATION

                                LEHMAN BROTHERS

                        BANCAMERICA ROBERTSON STEPHENS

                            WILLIAM BLAIR & COMPANY

                                           , 1997

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

  The following are the estimated expenses in connection with the distribution of the securities being registered:

      Securities and Exchange Commission registration fee.............. $ 56,348
      National Association of Securities Dealers, Inc. filing fee......   19,050
      Nasdaq National Market additional listing fee....................   17,500
      Printing and related expenses....................................  100,000
      Blue sky fees and expenses.......................................    5,000
      Legal fees and expenses..........................................  125,000
      Accounting fees and expenses.....................................  125,000
      Miscellaneous....................................................   52,102
                                                                        --------
          Total........................................................ $500,000
                                                                        ========

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

  Article Six of the Registrant's Certificate of Incorporation ("Article Six") is consistent with Section 102(b)(7) of the Delaware General Corporation Law, which generally permits a company to include a provision limiting the personal liability of a director in the company's certificate of incorporation. With limitations, Article Six eliminates the personal liability of the Registrant's directors to the Registrant or its stockholders for monetary damages for breach of fiduciary duty as a director. However, Article Six does not eliminate director liability: (1) for breaches of the duty of loyalty to the Registrant and its stockholders; (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (3) for transactions from which a director derives improper personal benefit; or (4) under Section 174 of the Delaware General Corporation Law ("Section 174").
Section 174 makes directors personally liable for unlawful dividends and stock repurchases or redemptions and expressly sets forth a negligence standard with respect to such liability. While Article Six protects the directors from awards for monetary damages for breaches of their duty of care, it does not eliminate their duty of care. The limitations in Article Six have no effect on claims arising under the federal securities laws.

  With certain limitations, Section 13.1 of Article Thirteen of the Registrant's By-laws ("Section 13.1") provides for indemnification of any of the Registrant's past, present and future officers and directors against liabilities and reasonable expenses incurred in any criminal or civil action by reason of such person's being or having been an officer or director of the Registrant or of any other corporation which such person serves as such at the request of the Registrant. Indemnification under Section 13.1 is limited to officers and directors who have acted in good faith and in a manner they reasonably believed to be in the best interests of the Registrant. Any questions regarding whether the officer or director has met the required standards of conduct are to be answered by (1) the majority of disinterested directors, (2) a written opinion of a reputable disinterested legal counsel selected by the Board, or (3) the stockholders. Indemnification rights under
Section 13.1 are non-exclusive. In the event of an officer's or director's death, such person's indemnification rights shall extend to his or her heirs and legal representatives. Rights under Section 13.1 are severable, and if any part of that section is determined to be invalid for any reason, all other parts remain in effect.
  Under Section 145 of the Delaware General Corporation Law, directors and officers, as well as other employees and individuals, may be indemnified against expenses (including attorneys' fees), judgments, fines, amounts paid in settlement in connection with specified actions, suits or proceedings, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation "derivative action") if they acted in good faith and in a manner they reasonably believed to be in, or not opposed to, the best interests of the corporation, and, with respect to criminal actions or proceedings, had no reasonable cause to believe their conduct was unlawful. A similar standard of care is applicable in the case of derivative actions, except that indemnification only extends to expenses (including attorneys' fees) incurred in connection with the defense or settlement of such an action, and the Delaware General Corporation Law requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation.

ITEM 16. EXHIBITS

      1        Form of Underwriting Agreement
      3.1      Form of Amended and Restated Certificate of Incorporation (1)
      3.2      Form of Amendment No. 1 to Amended and Restated Certificate of Incorporation
      3.3      By-Laws of the Company(1)
      5        Opinion of Sachnoff & Weaver, Ltd.
     23.1      Consent of KPMG Peat Marwick LLP
     23.2      Consent of Coopers & Lybrand L.L.P.
     23.3      Report of Coopers & Lybrand L.L.P.
     23.4      Consent of Sachnoff & Weaver, Ltd. (included in Exhibit 5)
     24        Powers of Attorney (included on signature page)
     27        Financial Data Schedule

---------------------
(1) Incorporated by reference to Registration Statement on Form S-1 (File No. 333-9019), filed July 26, 1996.

ITEM 17. UNDERTAKINGS

  (a) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  (b) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

  (c) The undersigned registrant hereby undertakes that:

    1. For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

    2. For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                  SIGNATURES

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT, THE REGISTRANT CERTIFIES THAT IT HAS REASONABLE GROUNDS TO BELIEVE THAT IT MEETS ALL OF THE REQUIREMENTS FOR FILING ON FORM S-3 AND HAS DULY CAUSED THIS REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF CHICAGO AND STATE OF ILLINOIS ON THE 18TH DAY OF NOVEMBER, 1997.

                                          THE METZLER GROUP, INC.

                                                  /s/ Robert P. Maher
                                          By: _________________________________
                                                      Robert P. Maher
                                               President and Chief Executive
                                                          Officer

                               POWER OF ATTORNEY

  KNOW ALL MEN BY THESE PRESENTS, THAT EACH PERSON WHOSE SIGNATURE APPEARS BELOW CONSTITUTES AND APPOINTS JAMES F. HILLMAN AND CHARLES A. DEMIRJIAN, HIS TRUE AND LAWFUL ATTORNEY-IN-FACT AND AGENT, WITH FULL POWER OF SUBSTITUTION AND RESUBSTITUTION, FOR HIM AND IN HIS NAME, PLACE AND STEAD, IN ANY AND ALL CAPACITIES (INCLUDING HIS OR HER CAPACITY AS A DIRECTOR OR OFFICER OF THE METZLER GROUP, INC.) TO SIGN ANY AND ALL AMENDMENTS AND POST-EFFECTIVE AMENDMENTS TO THIS REGISTRATION STATEMENT (INCLUDING REGISTRATION STATEMENTS FILED PURSUANT TO RULE 462(B) UNDER THE SECURITIES ACT OF 1933 AND ALL AMENDMENTS THERETO) AND TO FILE THE SAME, WITH ALL EXHIBITS HERETO, AND OTHER DOCUMENTS IN CONNECTION THEREWITH, WITH THE SECURITIES AND EXCHANGE COMMISSION, GRANTING UNTO SAID ATTORNEY-IN-FACT AND AGENT, FULL POWER AND AUTHORITY TO DO AND PERFORM EACH AND EVERY ACT AND THING REQUISITE AND NECESSARY TO BE DONE IN AND ABOUT THE PREMISES, AS FULLY TO ALL INTENTS AND PURPOSES AS HE MIGHT OR COULD DO IN PERSON, HEREBY RATIFYING AND CONFIRMING ALL THAT SAID ATTORNEY-IN-FACT AND AGENT OR HIS SUBSTITUTE OR SUBSTITUTES, MAY LAWFULLY DO OR CAUSE TO BE DONE BY VIRTUE THEREOF.

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED.


             SIGNATURE                           TITLE                    DATE
      /s/ Robert P. Maher            Chairman of the Board,        November 18, 1997
____________________________________ President, Chief Executive
          Robert P. Maher            Officer and Director
                                     (Principal Executive
                                     Officer)

     /s/  James F. Hillman           Chief Financial Officer       November 18, 1997
____________________________________ (Principal Financial
          James F. Hillman           Officer)

      /s/  Gerald R. Lanz            Director                      November 18, 1997
____________________________________
           Gerald R. Lanz

     /s/ James T. Ruprecht           Director                      November 18, 1997
____________________________________
         James T. Ruprecht

       /s/  Peter B. Pond            Director                      November 18, 1997
____________________________________
            Peter B. Pond

                                     Director                      November 18, 1997
____________________________________
        Mitchell H. Saranow

                                 EXHIBIT INDEX

                                                                     SEQUENTIAL
  EXHIBIT                                                               PAGE
  NUMBER                    DESCRIPTION OF EXHIBIT                     NUMBER
  1        Form of Underwriting Agreement
  3.2      Form of Amendment No. 1 to Amended and Restated Certif-
           icate of Incorporation
  5        Opinion of Sachnoff & Weaver, Ltd.
 23.1      Consent of KPMG Peat Marwick LLP
 23.2      Consent of Coopers & Lybrand
 23.3      Report of Coopers & Lybrand
 23.4      Consent of Sachnoff & Weaver, Ltd. (included in Exhibit
           5)
 24        Powers of Attorney (included on signature page)
 27        Financial Data Schedule